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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               XYLAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                               XYLAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  984151 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  STEVE Y. KIM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               XYLAN CORPORATION
                  26707 WEST AGOURA ROAD, CALABASAS, CA 91302
                                 (818) 880-3500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               TAE HEA NAHM, ESQ.
                           STEVEN J. TONSFELDT, ESQ.
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Xylan Corporation, a California corporation ("Xylan" or the "Company"). The address of the principal executive offices of the Company is 26707 West Agoura Road, Calabasas, CA 91302. The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the Company's Common Stock, par value $0.001 per share, including the associated Preferred Share Purchase Rights ("Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by Alcatel, a corporation organized and existing under the laws of France ("Parent" or "Alcatel"), and Zeus Acquisition Corp., a California corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser") to purchase all of the Shares held by the Company's shareholders other than Parent or its affiliates (such shareholders, the "Public Shareholders" and such Shares, the "Publicly Held Shares") at $37.00 per Share (the "Offer Price"), net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 8, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 8, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

     The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned indirect subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share (other than Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by shareholders who properly perfect their dissenters' rights under the CGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement is more fully described in Item 3.

     According to the Offer to Purchase, the address of the principal executive offices of Parent is 54 rue La Boetie, 75008 Paris, France, and the address of the principal executive offices of the Purchaser is 640 Bercut Drive, Sacramento, California 95814.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b) Except as described herein, in Annex A hereto, and in the exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendations of the Board of Directors of the Company (the "Company Board"), the Public Shareholders should be aware that certain members of the Company Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of the Company Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

     Each of the directors and officers of the Company has entered into a standard form of Change of Control Agreement with the Company, as set forth in
Exhibit 14 hereto. The Change of Control Agreements provide that in the event of a change of control of the Company, each stock option to purchase the Company's Common Stock and held by such individuals on the date of termination becomes immediately vested on the date of termination as to that number of shares that would have vested in accordance with the terms of their respective option grants for: (i) two (2) years after the date of change of control if such individual had been employed by the Company for at least two (2) years as of the change of control, or (ii) one (1) year after the date of change of control if such individual had been so employed for less than two (2) years as of the change of control. As a condition of the Merger and as part of the Shareholder Agreements described below, the Company's President, Chief Executive Officer and Director, Steve Y. Kim, and the Company's Executive Vice President and Director, Yuri Pikover, have agreed to terminate their Change of Control Agreements and waive the benefits thereunder upon the closing of the Merger.

     On February 23, 1999, the Company Board agreed (i) to accelerate the vesting of certain performance-milestone based option grants to Messrs. Kim and Pikover for 100,000 and 50,000 Shares, respectively, upon the closing of the Merger, (ii) to accelerate the vesting of all option grants under the Company's 1996 Directors' Stock Option Plan, and (iii) to have the Company pay the reasonable legal fees and expenses for Messrs. Kim and Pikover in connection with the negotiation of their Shareholder Agreements and Mr. Kim's Employment Agreement, as described below.

SUMMARY OF EXISTING AGREEMENTS BETWEEN THE COMPANY AND ALCATEL

     Commercial Agreements. Parent is a distributor of the Company's products. Through their original equipment manufacturer partnership, Parent resells the Company's products under its own name pursuant to the International Distributor Agreement, dated March 13, 1995 (the "Resale Agreement"), between Alcatel N.V. and the Company. This arrangement is not exclusive, and Parent can cease marketing the Company's products at its option with limited notice and with little or no penalty. In addition, the Resale Agreement generally provides for flat discounts. Pursuant to the related Product and Technology Agreement, dated March 13, 1995, between Alcatel Data Networks, S.A. ("ADN") and the Company, Parent also has certain manufacturing rights and the right to purchase from the Company certain of the Company's products. For the nine months ended September 30, 1998, Parent accounted for approximately $42.9 million, or 17%, of the Company's total revenues. For the year ended December 31, 1997, Parent accounted for approximately $24.5 million, or 11.6%, of the Company's total revenues. For the year ended December 31, 1996, Parent accounted for less than 10% of the Company's total revenues.

     1995 Shareholder Agreement. On March 13, 1995, the Company entered into a 1995 Shareholder Agreement with ADN, certain other of its investors, Steve Y. Kim and Yuri Pikover (the "1995 Shareholder Agreement"). The 1995 Shareholder Agreement provides Alcatel with a right of first refusal on transfers of voting stock by the investors and Messrs. Kim and Pikover to third parties, except in cases of permitted transfers, as set forth in the 1995 Shareholder Agreement, including transfers of voting shares to partners. The 1995 Shareholder Agreement also provides the Company with a right of first refusal on transfers of voting stock by ADN to third parties, except in cases of permitted transfers set forth in the 1995 Shareholder Agreement.

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

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 filed by Purchaser and Parent with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable (but in no event later than five business days after the public announcement of the execution of the Merger Agreement). Purchaser has commenced the Offer in accordance with the terms of the Merger Agreement. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 90% OF THE OUTSTANDING SHARES (AFTER TAKING INTO ACCOUNT THE SHARES THEN OWNED BY PARENT AND ITS SUBSIDIARIES) (THE "MINIMUM CONDITION") AND IS ALSO SUBJECT TO OTHER CUSTOMARY CLOSING CONDITIONS.

     Subject to the terms of the Merger Agreement and (i) the satisfaction of the Minimum Condition and (ii) the satisfaction or waiver of certain conditions set forth below, Purchaser will use reasonable best efforts to consummate the Offer in accordance with its terms and to accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as Purchaser is legally permitted to do so under applicable law.

     Extension or Amendment of the Offer. If on the Expiration Date (as defined below), all conditions to the Offer will not have been satisfied or waived, Purchaser may, from time to time, in its sole discretion, extend the Expiration Date until a date not later than June 30, 1999. However, if the HSR/Foreign Antitrust Condition (as defined below in "Certain Conditions of the Offer") has not been satisfied or waived at the Expiration Date, Purchaser may extend the Expiration Date until a date not later than September 30, 1999, and Parent and Purchaser will exercise their reasonable best efforts to comply with any requests of the DOJ, FTC or similar foreign governmental entity. Without limiting these rights of Purchaser to extend the Offer, at the request of the Company, Purchaser will, and Parent will cause Purchaser to, extend the Expiration Date (i) in one or more periods of not more than five business days (but in no event later than April 30, 1999), if (A) any of the conditions set forth below under "Certain Conditions of the Offer" have not been satisfied or waived at the Expiration Date, (B) such condition is reasonably capable of being satisfied by the Company, (C) the Company exercises its reasonable best efforts to cause such condition to be satisfied and (D) the Company is in compliance with all of its covenants in the Merger Agreement, (ii) for five business days in the event that the Minimum Condition has not been satisfied at the first scheduled Expiration Date or (iii) until a date not later than September 30, 1999, only if the HSR/Foreign Antitrust Condition has not been satisfied or waived at the Expiration Date and the Company exercises its reasonable best efforts to comply with any second requests of the DOJ, FTC or similar foreign governmental entity. In addition, Purchaser may increase the Offer Price and the Offer may be extended to the extent required by law in connection with such increase, in each case, without the consent of the Company.

     Subject to the immediately succeeding sentence, Purchaser may not (i) amend or waive the Minimum Condition, (ii) decrease the Offer Price, (iii) decrease the number of Shares sought or (iv) amend any other condition of the Offer in any manner adverse to the holders of the Shares without the written consent of the Company (such consent to be authorized by the Company Board or a duly authorized committee thereof). In the event the Minimum Condition is not satisfied on any scheduled Expiration Date and the Company has not given to Purchaser a notice to extend the Expiration Date pursuant to clause (ii) of the immediately preceding paragraph, Purchaser may, in its sole discretion, either
(i) extend the Offer pursuant to the above paragraph or (ii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date (without giving effect to the potential issuance of any Shares issuable upon exercise of the Stock Option Agreement, as discussed below) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then owned by

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

Purchaser, will equal the Revised Minimum Number (49.99% of the Shares then outstanding), and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that Purchaser may, but will not in any event be required to accept for payment, and pay for, any Shares if less than the Revised Minimum Number of Shares is tendered pursuant to the Offer and not withdrawn at the applicable Expiration Date). If Purchaser purchases a number of Shares equal to the Revised Minimum Number, without the prior written consent of Purchaser prior to the termination of the Merger Agreement, the Company may not take any action whatsoever to increase the percentage of Shares owned by Purchaser in excess of the Revised Minimum Number.

     The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, April 2, 1999, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Subject to the terms and conditions of the Merger Agreement, Purchaser may extend the period of time during which the Offer is open at any time in its sole discretion and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to its depositary and by making a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw his Shares.

     Under the CGCL, if Purchaser acquires, pursuant to the Offer, the Stock Option Agreement or otherwise, at least 90% of the Shares then outstanding, it will be able to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, without a vote of the shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance of and payment for Shares by Purchaser pursuant to the Offer, without a meeting of shareholders of the Company, in accordance with Section 1110 of the CGCL. Under the CGCL, the Merger may not be accomplished for cash paid to the shareholders of the Company if Purchaser or Parent owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders of the Company consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If Purchaser does not acquire at least 90% of the Shares then outstanding as of any scheduled expiration date of the Offer, pursuant to the Offer, the Stock Option Agreement or otherwise, and Purchaser instead waives the Minimum Condition and amends the Offer pursuant to the immediately preceding paragraph, then Purchaser would own upon consummation of the Offer 49.99% of the Shares then outstanding, and would thereafter solicit the approval of the Merger and the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time will be required to effect the Merger.

     Board Representation; Directors. The Merger Agreement provides that promptly upon the acceptance for payment by Parent or any of its subsidiaries of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Parent or any of its subsidiaries, Parent will be entitled to designate such number of directors, rounded up to the next greatest whole number, on the Company Board as will give Parent representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates, which would not include Parent, Purchaser or its affiliates) bears to the number of Shares outstanding. However, if Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors will be rounded up to the greatest whole number plus one to give Purchaser at least a majority of the members of the Company Board. Furthermore, in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time the Company

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

Board will have at least one director who is a director on the date of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director"). At such times, the Company will also cause (i) each committee of the Company Board, (ii) if requested by Parent, the board of directors of each of the Company's subsidiaries and (iii) if requested by Parent, each committee of such subsidiaries' boards of directors include persons designated by Parent constituting the same percentage of each such committee or board of directors as Parent's designees are of the Company Board. The Company will, upon request by Parent, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be elected or appointed to the Company Board and will cause Parent's designees to be so elected or appointed.

     Following the election or appointment of Parent's designees and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to authorize (i) any amendment that would be adverse to the holders of Shares, (ii) any termination of the Merger Agreement by the Company, (iii) any consent by the Company to any extension of the time for performance of any of the obligations or other acts of Parent or Purchaser, (iv) any waiver by the Company of compliance with any of the covenants or conditions contained in the Merger Agreement for the benefit of the Company or any other rights of the Company under the Merger Agreement or (v) the exercise of any of the Company's rights, remedies or benefits under the Merger Agreement.

     The Merger. Following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the CGCL, at the Effective Time Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will be a wholly-owned indirect subsidiary of Parent. Upon consummation of the Merger, each Ineligible Share will be canceled and retired without payment of any consideration thereof.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Articles of Incorporation of Purchaser as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation, and further provides that the By-Laws of Purchaser as in effect immediately prior to the Effective Time will be the By-Laws of the Surviving Corporation.

     Conversion of Securities.  At the Effective Time, by virtue of the Merger:

          (a) each Ineligible Share will cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist;

          (b) each issued and outstanding Share, other than Dissenting Shares and Ineligible Shares, will be converted automatically into the right to receive the Offer Price, without interest (the "Merger Consideration"). All such Shares, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of the certificate or certificates evidencing such Shares;

          (c) Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation; and

          (d) All other capital stock of the Company will be canceled and retired and will cease to exist, and no Merger Consideration or other consideration will be issued or delivered in exchange therefor.

     Stock Options; Stock Purchase Plan. At the Effective Time, all options to purchase Company Common Stock granted under the Company's 1993 Stock Incentive Plan, as amended to date (the "1993 Plan"), the Company's 1996 Stock Plan (the "1996 Plan"), the Company's 1998 Employee Stock Option Plan (the

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

"1998 Plan") and the Company's 1996 Directors' Stock Option Plan (the "Directors' Plan" and, together with the 1993 Plan, the 1996 Plan and the 1998 Plan, the "Stock Option Plans") or pursuant to any other arrangement adopted by the Company Board to provide options, warrants or other rights to purchase capital stock of the Company (in any such case, an "Option") then outstanding will be subject to the following paragraphs.

     Except as provided below, at the Effective Time, the Company's obligations with respect to each outstanding Option, whether vested or unvested, will, by virtue of the Merger Agreement and without any further action of the Company, Parent, Purchaser or the holder of any Option, be assumed by Parent. Parent will make such assumption in such manner that (i) Parent is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) to the extent that Section 424 of the Code does not apply to such Option, Parent would be such a corporation were Section 424 of the Code applicable to such Option. After the Effective Time, all references to the Company in the Stock Option Plans and the applicable stock option agreements will be deemed to refer to Parent as issuer and the Company as the employer of the holders of Options, as applicable. Each Option assumed by Parent under the Merger Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Stock Option Plan and the applicable stock option agreement as in effect immediately prior to the Effective Time, except that (i) such Option will be exercisable for that number of Parent American Depositary Shares ("ADSs") equal to the product of the number of shares of Company Common Stock that were purchasable under such Option immediately prior to the Effective Time multiplied by the quotient determined by dividing the Merger Consideration by the fair market value of the ADSs, rounded down to the nearest whole number of ADSs, and (ii) the per share exercise price for the ADSs issuable upon exercise of such assumed Option will be equal to the exercise price per share of Company Common Stock at which such Option was exercisable immediately prior to the Effective Time multiplied by the quotient determined by dividing the fair market value of the ADSs by the Merger Consideration, and rounding the resulting exercise price up to the nearest whole cent. For purposes of the Merger Agreement, the fair market value of the ADSs is based on the average of the closing prices per share for the five trading days immediately following (but not including) the date on which the Effective Time occurs, as reported in The Wall Street Journal.

     As an alternative to the procedures set forth above, however, subject to such procedures as may be established by Parent, each holder of an Option granted under the 1993 Plan will have the right to elect to receive with regard to such Option either of the following amounts: (i) a cash payment equal to the product of (x) the number of Shares underlying the vested portion of such unexercised Option and (y) the excess of the Merger Consideration over the per share exercise price of the unexercised Option; or (ii) the number of Options exercisable for ADSs determined under the conversion formula set forth in the immediately preceding paragraph. In addition, each outstanding Option granted to a director under the Directors' Plan will terminate at the Effective Time.

     The Merger Agreement further provides that, with respect to the Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"), the Company will take all actions as are necessary to cause the "exercise date" (referred to as the last day of the "Offering Period," as such term is used in the Stock Purchase Plan) applicable to the then current Offering Period to be the last trading day on which the Company Common Stock is traded on Nasdaq, immediately prior to the Effective Time (the "New Purchase Date"). Such change in the "exercise date" will be conditioned upon the consummation of the Merger. On the New Purchase Date, the Company will apply the funds credited as of such date under the Stock Purchase Plan within each participant's payroll withholdings account to the purchase of whole Shares in accordance with the terms of the Stock Purchase Plan. The cost to each participant in the Stock Purchase Plan for the Shares will be the lower of 95% of the closing sale price of Company Common Stock, as reported on The Nasdaq on (i) the first day of the then current Offering Period or (ii) the last trading day prior to the New Purchase Date. Prior to the Effective Time, the Company will take (or cause to be taken) all actions as are necessary or appropriate to effectuate the termination of the Stock Purchase Plan prior to the Effective Time in accordance with its terms and the Code, the Employee Retirement Income Security Act of 1974, as amended, and other applicable law.

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

     Proxy Statement; Shareholders Meeting. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, will, in accordance with applicable law:

          (a) duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement;

          (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the SEC in the proxy statement and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a definitive proxy statement to be mailed to its shareholders;

          (c) include in the proxy statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement; and

          (d) use its best efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of the shareholders required under California law to effect the Merger.

     Under the Merger Agreement, Parent will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries or affiliates controlled by Parent in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

     Nevertheless, in the event that Parent, Purchaser or any other subsidiary of Parent acquires in the aggregate a number of the outstanding shares of each class of capital stock of the Company pursuant to the Offer or otherwise sufficient to enable Purchaser or the Company to cause the Merger to become effective without a meeting of shareholders of the Company, the parties will, at the request of Parent and subject to terms and conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a meeting of shareholders of the Company in accordance with Section 1110 of the CGCL.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including the following representations by the Company relating to: organization and qualification; subsidiaries; Articles of Incorporation and By-Laws; capitalization; authority relative to the Merger Agreement; material contracts; absence of conflicts, required filings and consents; rights plan; SEC filings; financial statements; absence of certain changes or events; absence of undisclosed liabilities; absence of litigation; employee benefit plans; employment agreements; labor matters; restrictions on business activities; taxes; environmental matters; brokers; intellectual property; vote required; opinion of financial advisor; and year 2000 compliance.

     Rights Plan. In the Merger Agreement, the Company has represented that the Company Board has approved, and the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as Rights Agent, have entered into, an amendment to the Company's Preferred Shares Rights Agreement (the "Rights Amendment"). Under the Rights Amendment, neither the execution, delivery and performance of the Merger Agreement or the Stock Option Agreement nor the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stock Option Agreement (the "Transactions") will result in the distribution of separate certificates representing rights or the occurrence of a Distribution Date or a "flip-in" or "flip-over" event (as such terms are defined in the Preferred Shares Rights Agreement).

     Conduct of Business. Under the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement or the Effective Time, unless Parent otherwise agrees in writing and unless otherwise expressly permitted under the Merger Agreement, the Company will conduct its business and will cause the businesses of its subsidiaries to be conducted, and the Company and its subsidiaries will not take any action except, in the ordinary course of business and in a manner consistent with past practice. The Company will also use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, neither the Company nor any of its subsidiaries will, during the period from the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent, unless otherwise expressly permitted under the Merger Agreement:

          (a) amend or otherwise change the Company's or any of its subsidiaries' Articles of Incorporation or By-Laws, or other equivalent organizational documents;

          (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, any of its subsidiaries or affiliates (except for the issuance of Shares pursuant to the exercise of Options under the Stock Option Plans, which Options are outstanding on the date of the Merger Agreement);

          (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

          (d) amend or change the period (or permit any acceleration, amendment or change) of exercisability of Options granted under the Stock Option Plans or the Stock Purchase Plan or other than as expressly provided in the second paragraph under "Stock Options" above, authorize cash payments in exchange for any such Options;

          (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of the Company may declare and pay a dividend to its parent,
     (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the above;

          (f) sell, transfer, license, sublicense or otherwise dispose of any material Company intellectual property (other than in the ordinary course of business consistent with past practice) or amend or modify any existing agreements with respect to any material Company intellectual property or third-party intellectual property rights;

          (g) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances except to employees in the ordinary course consistent with past practice; (iii) enter into or amend any contract or agreement other than in the ordinary course of business; (iv) authorize or make any capital expenditures or purchases of fixed assets that are not currently budgeted and that in the aggregate exceed $500,000; (v) terminate any material contract or amend any of its material terms (other than amendments to existing credit arrangements designed to remedy defaults thereunder); or (vi) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this subparagraph;

          (h) increase the compensation payable or to become payable to its employees, officers or directors or grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee, director or officer of the Company or any of its subsidiaries or establish, adopt, enter into, terminate or amend any employee benefit plan (except as may otherwise be required by applicable law);

          (i) take any action, other than as required by United States Generally Accepted Accounting Principles, to change accounting policies or procedures or cash maintenance policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable);

          (j) make any material tax election inconsistent with past practice or settle or compromise any material tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in the Company's SEC reports, or would not have a Company Material Adverse Effect. "Company Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole. In determining whether there has been a Company Material Adverse Effect, any adverse effect attributable to the following will be disregarded: (i) general economic or business conditions; (ii) general industry conditions;
     (iii) the taking of any action permitted or required by the Merger Agreement; (iv) a reduction in purchases of products from the Company by International Business Machines Corporation or Parent; (v) a reduction or delay in purchases of products from the Company as a direct result of the public announcement or pendency of the Offer; or (vi) the breach by Parent or Purchaser of the Merger Agreement; and in each case to the extent that such adverse effect is attributable to such event. With respect to clause
     (v) of this paragraph, the Company will bear the burden of proof (which will be established through documentary evidence) in any proceeding with regard to establishing that any reduction in purchases was attributable to or results from the direct effect of the public announcement or pendency of the Offer;

          (k) pay, discharge, settle or satisfy any lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice;

          (l) except as may be required by law, take any action to terminate or amend any employee benefit plan;

          (m) permit any material increase in the number of employees of the Company or any of its subsidiaries employed by the Company or any of its subsidiaries, as the case may be, on the date of the Merger Agreement; or

          (n) take or fail to take, or agree in writing or otherwise to take or fail to take, any of the actions described in (a) through (m) above, or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants under the Merger Agreement or result in any of the conditions to the Merger not being satisfied.

     No Solicitation. The Merger Agreement provides that the Company will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and will direct it and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage, participate in or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of 15% or more of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Merger Agreement further provides that the Company will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and will direct it and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. However, nothing contained in the Merger Agreement prevents the Company or the Company Board from (i) complying with Rules 14e-2 and 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal or
(ii) at any time prior to the earlier to occur of (x) payment for shares of Company Common Stock pursuant to the Offer or (y) the approval of the Merger by the requisite vote of the shareholders of the Company, (A) providing information in response to a request by a person who has made an unsolicited bona fide written Acquisition Proposal (so long as such proposal did not result from a breach of the provisions of this paragraph) if the Company Board receives from the person requesting such information an executed confidentiality agreement with customary terms; or (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that (x) in each such case referred to in clause (A) or (B) above, the Company Board determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (y) in the case referred to in clause (B) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal"). Nevertheless, the Company may not, except as permitted by the following paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal or enter into any agreement with respect to any Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the above matters. The Company has agreed that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this paragraph of the above obligations.

     In addition, the Merger Agreement provides that neither the Company Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal by a third party or (iii) enter into a definitive agreement regarding any third-party Acquisition Proposal unless, in the case of each of the preceding clauses, the Company Board has (A) determined in good faith, based on the advise of outside counsel, that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (B) determined in good faith, after receiving advice from its financial advisor that the Acquisition Proposal is superior, from a financial point of view, to the Offer and the Merger, that such Acquisition Proposal is a Superior Proposal.

     The Company will notify Parent promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter will keep Parent informed, on a current basis, on any material changes in the status and content of any such proposals or offers and the status of any such negotiations or discussions. The Company also will promptly request each person that has previously executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information that has been furnished to such person by or on behalf of it or any of its subsidiaries.

     Indemnification. The Merger Agreement provides that the Articles of Incorporation of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the Articles of Incorporation and By-Laws of the Company, which provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who between the date of the Merger Agreement and the Effective Time were directors or officers of the Company, unless such modification is required by law.

     After the time that Parent's designees have been elected to, and constitute a majority of, the Company Board (the "Appointment Date"), the Surviving Corporation will, and Parent will cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or By-Laws, to indemnify and hold harmless each director and officer of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission by such director or officer by virtue of his holding the office of director or officer occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Surviving Corporation and Parent and (ii) neither the Surviving Corporation nor Parent will be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld).

     Furthermore, for a period of six years after the Effective Time, Parent will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (although Parent may substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous ) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time. However, Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. If such insurance coverage cannot be obtained at all, Parent will purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to this paragraph, does not exceed the Maximum Premium. Parent agrees, and will cause the Company not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this paragraph.

     Listing of ADSs. The Merger Agreement provides that Parent will use its best efforts to cause the shares of Parent ADSs issuable upon exercise of the Options assumed by Parent to be approved for listing on the New York Stock Exchange.

     Expenses. The Merger Agreement provides that the Surviving Corporation will pay all charges and expenses in connection with the conversion of securities in the Merger. Except as otherwise provided under "Termination; Fees and Expenses" below, all other costs and expenses incurred in connection with the Merger Agreement, the Stock Option Agreement and the Transactions will be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the proxy statement and printing and mailing the proxy statement will be shared equally by Parent and the Company.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

          (a) The Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement have been approved and adopted by the requisite vote of the shareholders of the Company to the extent required by the CGCL and the Articles of Incorporation of the Company;

          (b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or governmental entity or other similar binding legal restraint or prohibition preventing the consummation of the Merger is in effect, and there has not been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and

          (c) Parent, Purchaser or their affiliates have purchased, or caused to be purchased, the Shares pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement and the Transactions may be terminated or abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company:

          (a) by mutual written consent duly authorized by the respective boards of directors of Parent and the Company, including the Independent Director; or

          (b) by either Parent or the Company if the Merger has not been consummated by September 1, 2000 (provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

          (c) by either Parent or the Company if (i) a court of competent jurisdiction or governmental entity has issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger or (ii) any action is taken or any statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the Offer or the Merger which makes the consummation of the Offer or the Merger illegal; or

          (d) by either Parent or the Company, if the Company Common Stock has not been purchased pursuant to the Offer prior to June 30, 1999 (provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure to consummate the Offer before that date). If a request for additional information is received from a governmental entity pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or applicable non-United States laws regulating competition, antitrust, investment or exchange controls, such date will be extended to the 90th day following acknowledgment by such governmental entity that Parent and the Company have complied with such request, but in no event will such date be extended to a date later than September 30, 1999; or

          (e) as long as Company Common Stock has not been purchased pursuant to the Offer by Parent, if any actions described in "Certain Conditions of the Offer" below has occurred; or

          (f) as long as Company Common Stock has not been purchased pursuant to the Offer, by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement or if any representation or warranty of the Company, has become untrue, in either case, such that the breach would give rise to the failure of a condition set forth in "Certain Conditions of the Offer" below (a "Terminating Breach"). Nevertheless, if such Terminating Breach is curable prior to the expiration of 30 days from its occurrence (but in no event later than April 30, 1999) by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Parent may not terminate the Merger Agreement until the expiration of such period without such Terminating Breach having been cured; or

          (g) by Parent, if, due to an occurrence, not involving a breach by Parent or Purchaser of its obligations hereunder, which makes it impossible to satisfy any of the conditions set forth in "Certain Conditions of the Offer" below, Parent, Purchaser or any of their affiliates has failed to commence the Offer on or prior to the fifth business day following the date of the initial public announcement of the Offer; or

          (h) by Parent or the Company, if the Offer has expired or has been terminated in accordance with the terms set forth in the Merger Agreement (including the conditions set forth in "Certain Conditions of the Offer" below without any Company Common Stock having been purchased pursuant to the Offer; or

          (i) by the Company, if Parent or Purchaser has failed to perform or comply in any material respect with any material obligation, agreement or covenant to be performed or complied with by it under the Merger Agreement. However, if such failure of performance or compliance is curable prior to the expiration of 30 days from its occurrence (but in no event later than June 30, 1999) by Parent or Purchaser through the exercise of their respective reasonable best efforts, the Company may not terminate the Merger Agreement until the expiration of such period without such failure of performance or compliance having been cured; or

          (j) by the Company to allow the Company to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company has complied with all the provisions described under "No Solicitation" above, including the notice provisions.

     In the event of the termination of the Merger Agreement and the abandonment of the Transactions, the Merger Agreement will become void and there will be no liability on the part of any party (or any of its affiliates, directors, officers, employees, agents, legal and financial advisors or other representatives) except (i) under the provisions of the Merger Agreement relating to fees and expenses and survival of the representations and warranties and (ii) nothing in the Merger Agreement will relieve any party from liability or damages resulting from any breach of the Merger Agreement.

     Except as described under "Expenses" above and as set forth below, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger is consummated.

     The Company has agreed to pay Parent a fee of $54,000,000 (the "Fee"), plus actual, documented and reasonable out-of-pocket expenses of Parent, not in excess of $3,000,000, relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of Parent's counsel), upon the earliest to occur of the following events:

          (i) the termination of the Merger Agreement by Parent pursuant to clause (e) above; or

          (ii) the termination of the Merger Agreement by Parent or the Company pursuant to clause (d) or (h) above if, at the time of termination, an Acquisition Proposal has been publicly announced and not withdrawn and, within six months from the date of termination, the Company enters into an agreement or letter of intent concerning a transaction that would constitute an Acquisition Proposal and such transaction is subsequently consummated; or

          (iii) the termination of the Merger Agreement by the Company pursuant to clause (j) above; or

          (iv) the termination of the Merger Agreement by Parent pursuant to clause (f) above upon a Terminating Breach and (A) such Terminating Breach was other than a breach of a representation or warranty not within the control of the Company, (B) at the time of termination an Acquisition Proposal has been publicly announced and not withdrawn, (C) within six months from the date of termination, the Company enters into an agreement or letter of intent concerning a transaction that would constitute an Acquisition Proposal and (D) such transaction is subsequently consummated.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (but subject in all cases to the provisions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act, the EC Merger Regulations (as defined below) or any applicable non-United States laws regulating competition, antitrust, investment or exchange controls has not expired or terminated prior to the expiration of the Offer (the "HSR/Foreign Antitrust Condition"), (ii) the Minimum Condition has not been satisfied or waived (pursuant to the Merger Agreement) or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events occurs (each, a "Certain Condition") or is determined by Purchaser to have occurred (other than as the result of any action or inaction of Parent or its subsidiaries that would constitute a material breach of the Merger Agreement (other than the representations and warranties of Parent and Purchaser)):

          (a) there has been instituted or is pending any suit, action or proceeding by any governmental entity seeking, or by any other person which would reasonably be expected to, (i) prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, (ii) prohibit the acquisition by Parent or Purchaser of any Shares under the Offer or pursuant to the Stock Option Agreement or the Shareholder Agreements, to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, the Stock Option Agreement or the Shareholder Agreements, or to require the Company, Parent or Purchaser to pay any damages that are material in relation to the Company taken as a whole, (iii) impose material limitations on the ability of Purchaser, or to render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders or (v) have a Company Material Adverse Effect or materially adversely affect the ability of the Company or Parent to consummate the Offer or the Merger or to perform any of their obligations under the Merger Agreement or the Stock Option Agreement; or

          (b) there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action is taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, EC Merger Regulations and applicable non-United States laws regulating competition, antitrust, investment or exchange controls that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
     (v) of paragraph (a) above; or

          (c) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the Nasdaq National Market (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States other than the current hostilities in Iraq, Kosovo, Bosnia or Serbia, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions, (v) a change in general financial bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (d) there has occurred and is continuing any change, condition, event or development that would reasonably be expected to result in a Company Material Adverse Effect; or

          (e) the Company Board or any committee thereof has (i) withdrawn, modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or has resolved to do so or

     (ii) recommended or taken a "neutral" position with respect to the approval or acceptance of an Acquisition Proposal from, or similar business combination with, a person or entity other than Parent, Purchaser or their affiliates or has resolved to do so; or

          (f) any of the representations and warranties of the Company set forth in the Merger Agreement (disregarding for this purpose any qualifications with respect to materiality or Company Material Adverse Effect) are not true and correct as of the date of the Merger Agreement and as of the scheduled expiration of the Offer and where the failure to be true and correct would not, together with all other such failures, have a Company Material Adverse Effect; or

          (g) the Company has and continues to have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (h) the Merger Agreement has been terminated in accordance with its terms;

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares. "EC Merger Regulations" means Council Regulation (EEC) No. 4064/89 of December 21, 1989 on the Control of Concentrations Between Undertakings, OJ (1989) L 395/1 (as amended) and the regulations and decisions of the Commission of the European Community or other organs of the European Union or European Community implementing such regulations.

     The above conditions are for the sole benefit of Parent and Purchaser and may (subject to the terms of the Merger Agreement) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the above rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

SHAREHOLDER AGREEMENTS

     For purposes of this section:

     "Covered Shares" means the Owned Shares and the Shares Under Option.

     "Owned Shares" means all the shares of Company Common Stock beneficially owned by the Shareholder on the date of the Shareholder Agreements (other than Shares Under Option), including any securities of the Company entitled, or which may be entitled, to vote generally in the election of directors that are beneficially owned by the Shareholder.

     "Shares Under Option" means all the shares of Company Common Stock that are subject to options, securities convertible into, exchangeable or exercisable for any such shares, or any voting debt of the Company beneficially owned by the Shareholder.

     "Shareholder" means each of Steve Y. Kim, Yuri Pikover, and John Walecka, a Director of the Company.

     Tender of Shares. Pursuant to the Shareholder Agreements entered into by Messrs. Kim, Pikover and Walecka, and in order to induce Parent and Purchaser to enter into the Merger Agreement, the Shareholders, who beneficially own in the aggregate approximately 11.6% of the outstanding shares of Company Common Stock, have agreed to tender and sell all their Owned Shares pursuant to the Offer and not to withdraw any Owned Shares that have been tendered unless the Offer is terminated or has expired.

     Voting of Owned Shares; Proxy. Each Shareholder Agreement provides that, during the period commencing on the date of such Shareholder Agreement and continuing until the earlier of (x) the consummation of the Offer and (y) the termination of such Shareholder Agreement (such period being referred to as the "Voting Period"), at any meeting (whether annual or special, and whether or not an adjourned or postponed) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, subject to the absence of a preliminary or permanent injunction or other requirement under applicable law by any United States federal, state or foreign court barring such action, each Shareholder will vote (or cause to be voted) all Owned Shares: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and such Shareholder Agreement; and
(ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any Acquisition Proposal.

     Under the Shareholder Agreements, each Shareholder has granted to Parent and certain officers of Parent, during the Voting Period, an irrevocable proxy to vote such Shareholder's Owned Shares or grant a consent or approval in respect of such Shareholder's Owned Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or prevent the Offer or the Merger, including any Acquisition Proposal. The Shareholders may not enter into any agreement, arrangement or understanding with any person the effect of which would be inconsistent or violative of the above provisions and agreements.

     Irrevocable Option. In addition, each Shareholder, except for John Walecka, has granted Purchaser an irrevocable option (the "Irrevocable Option") to purchase any or all of such Shareholder's Owned Shares and Shares Under Option (to the extent exercisable on the date that Parent notifies such Shareholder that it intends to exercise the Irrevocable Option) at a price per share equal to the Offer Price. The Irrevocable Option will become exercisable immediately prior to, but contingent upon, the consummation of a transaction contemplated by the Acquisition Proposal referred to in clause (ii) below, if:
(i) the Merger Agreement is terminated and Parent would be entitled, or following such time may be entitled, to receive the Fee in connection with such termination and (ii) the Company enters into a letter of intent or definitive agreement with respect to a transaction contemplated by an Acquisition Proposal within six months after such termination. The Irrevocable Option will cease to be exercisable immediately following the consummation of such a transaction.

     The Irrevocable Option will become and remain exercisable so that Purchaser will have the right and ability to exercise the Irrevocable Option and deliver the Shares issuable upon such exercise and to receive the consideration payable for such Shares in connection with the consummation of the transaction contemplated by the Acquisition Proposal. However, if at the scheduled closing date for the transaction contemplated by the Acquisition Proposal, Parent or Purchaser is legally prohibited from exercising the Irrevocable Option as to all or any portion of the Owned Shares or Shares Under Option (including by reason of a failure on the party of Parent and Purchaser to comply fully with the requirements of the HSR Act or the EC Merger Regulations), such legal prohibition will not delay or otherwise prevent consummation of such transaction at its scheduled closing date. Moreover, Purchaser will not be entitled to purchase any Covered Shares pursuant to the Irrevocable Option if Purchaser has failed to purchase the Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.

     Nevertheless, whenever the Irrevocable Option is exercisable, Purchaser may elect, instead of exercising the Irrevocable Option, to require a Shareholder upon consummation of the transaction contemplated by the Acquisition Proposal to pay to Purchaser a portion of the consideration per Covered Share (the "Consideration") received by such Shareholder at the consummation of such transaction equal to the amount of the excess, if any, of the Consideration over the Offer Price, multiplied by the number of Covered Shares acquired in such transaction. Such payment will be made as and when paid in connection with such transaction.

     Restrictions on Transfer, Other Proxies; No Solicitation. Each Shareholder Agreement, other than that of John Walecka, provides that a Shareholder will not, until the termination of such Shareholder Agreement, directly or indirectly: (i) except as provided in the above paragraphs, transfer to any person any or all Covered Shares; or (ii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Covered Shares. Nothing contained in such Shareholder Agreement will prevent such Shareholder from transferring any or all of the Covered Shares to an affiliate of such Shareholder which agrees to be bound by such Shareholder Agreement, provided that such Shareholder will continue to remain liable for all its obligations under such Shareholder Agreement.

     Each Shareholder, except for John Walecka, has agreed, in its capacity as a Shareholder of the Company, that it and its affiliates will not, and it will cause its representatives not to, directly or indirectly, (i) initiate, solicit, encourage (including by way of furnishing non-public information), participate in or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes or is reasonably likely to lead to an Acquisition Proposal or
(ii) engage in any negotiations concerning, or provide any non-public information or data to, or have any discussions with, any third party relating to an Acquisition Proposal. Such Shareholder will notify Parent promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with such Shareholder or its representatives (if any) in each case in connection with any Acquisition Proposal indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter will keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such negotiations or discussions. Such Shareholder has agreed that it will immediately cease and cause to be terminated any existing activities or discussion with any parties previously conducted with respect to an Acquisition Proposal and will request from each person that has previously executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information that has been furnished to such person by or on behalf of it or any of its subsidiaries. The foregoing will be subject to such Shareholder's fiduciary duties as a director and/or officer of the Company. Any action taken by the Company or any member of the Company Board in his capacity as such in accordance with the terms of the Merger Agreement will be deemed not to violate this paragraph.

     Waiver of Dissenters' Rights. Each Shareholder has waived any rights of appraisal or rights to dissent from the Merger that it may have.

     Non-Competition. In consideration of the transactions contemplated under each Shareholder Agreement and the Merger Agreement, each of Messrs. Kim and Pikover has agreed that, commencing on the Effective Time and for a period ending four years after the Effective Time for Mr. Kim and two years after the Effective Time for Mr. Pikover, he will not, directly or indirectly:

          (i) own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with any other corporation, partnership, proprietorship, firm, association or other business entity engaged in the business of designing, manufacturing and/or selling enterprise data LAN switching, ATM switching and/or Gigabit Ethernet switching products to customers in the enterprise and/or carrier markets. However, the following will not be deemed a violation of this covenant: (A) the ownership of not more than three percent of any class of publicly traded securities of any entity; and (B) passive investments in venture capital funds or similar entities established by persons who are not affiliated with or related to such Shareholder and over which such Shareholder has no power to direct the management or investment decisions;

          (ii) offer to employ or otherwise engage any person who is then (or was at any time within one year prior to the time of such employment, engagement or offer thereof) an employee, sales representative or agent of the Company; or

          (iii) solicit any business from any person or entity that is at the time of such solicitation a customer of the Company in a manner likely to result in a discontinuance or reduction of the extent of such person's or entity's business relationship with the Company, or induce or influence any customer, supplier or other person that has a business relationship with the Company to discontinue or reduce the extent of such relationship with the Company.

     Cancellation of Change of Control Agreements; Agreement to Rollover Shares Under Option; Option Vesting. In consideration of the transactions contemplated under each Shareholder Agreement and under the Merger Agreement, each of Messrs. Kim and Pikover has agreed to waive, effective at, and contingent upon the occurrence of, the Effective Time, any and all claims, rights and entitlements that he has, has had or may ever have with respect to or arising under the Change of Control Agreement between such Shareholder and the Company (the "CIC Agreement") and release, effective at, and contingent upon the occurrence of, the Effective Time, the Company and its officers, directors, shareholders, employees and representatives and any of their successors and assigns from any and all such claims, rights and entitlements relating to or arising under the CIC Agreement. Each of Messrs. Kim and Pikover has acknowledged that the CIC Agreement will become null and void at the Effective Time.

     The Shareholder Agreements further provide that Messrs. Kim and Pikover may not exercise, sell or otherwise transfer (or attempt to exercise, sell or otherwise transfer) any of their outstanding options to purchase shares of the Company (whether vested or unvested) (the "Shareholder Options"), and will take any and all actions necessary to ensure that all of their Shareholder Options are converted in accordance with clause (ii) of the third paragraph under "The Merger Agreement -- Stock Options; Stock Purchase Plan" above.

     The Company and Mr. Pikover have also agreed that, as of the Effective Time, Mr. Pikover's Shareholder Options will be amended to provide that: (i) the Shareholder Options will not terminate following the termination of Mr. Pikover's employment for any reason other than for "cause"; (ii) Mr. Pikover will continue to vest in the Shareholder Options in accordance with the applicable option plan or agreements for the Shareholder Options on the same basis as if he continued to be employed, provided that he continues to fulfill all obligations with respect to the restrictive non-competition covenant described above; and (iii) if Mr. Pikover fulfills such restrictive covenant obligations, he will be entitled to exercise his Shareholder Options at any time within the 30 day period following the satisfaction of the restrictive covenant. Unless terminated earlier as contemplated above, under the applicable option plan or under the agreements for the Shareholder Options, Mr. Pikover's Shareholder Options will automatically expire on their originally-specified expiration dates. For purposes of Mr. Pikover's Shareholder Agreement, "cause" means his fraud, embezzlement or similar activities; or his conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud, embezzlement or other defalcation or any crime involving moral turpitude; or his commission of any act of dishonesty or series of repeated acts of dishonesty which are not in the best interests of the Company, or which are injurious to the business reputation of the Company; or his willful and repeated failure to perform his material duties of employment, which failure has not been cured within 30 business days after the Company gives him written notice.

     Termination. Each Shareholder Agreement, other than that of John Walecka, and all rights and obligations of the parties thereunder, will terminate upon the earlier of (a) the date upon which Parent has purchased and paid for all of the Owned Shares of such Shareholder in accordance with the terms of the Offer,
(b) if the Merger Agreement is terminated in circumstances that do not give rise to the payment of the Fee, the date on which the Merger Agreement is terminated,
(c) if the Merger Agreement is terminated in circumstances that give rise to the payment of the Fee and the Company has not entered into a letter of intent or definitive agreement with respect to a transaction contemplated by an Acquisition Proposal within six months following such date of termination, six months following the date on which the Merger Agreement is terminated, and (d) if the Merger Agreement is terminated in circumstances that give rise to the payment of the Fee and the Company has entered into a letter of intent or definitive agreement with respect to a transaction contemplated by an Acquisition Proposal within six months following such date of termination, the date on which such transaction is consummated. Mr. Walecka's Shareholder Agreement will terminate upon the earlier of (a) the date upon which Parent has purchased and paid for all of Mr. Walecka's Owned Shares in accordance with the terms of the Offer and (b) the date on which the Merger Agreement is terminated. The Shareholder Agreements are filed as Exhibits 7-9.

EMPLOYMENT AGREEMENT

     Term and Position. Under an employment agreement, dated March 1, 1999 (the "Employment Agreement"), between Purchaser and Steve Y. Kim, Purchaser agreed to employ Mr. Kim as President and Chief Executive Officer of Purchaser. The term of the Employment Agreement is for two years commencing at the Effective Time. After the second anniversary, the term will be extended automatically for successive one-year periods unless earlier terminated by either party. All obligations under the Employment Agreement are conditioned upon consummation of the Merger, and the Employment Agreement will terminate if such condition is not satisfied.

     Compensation. Under the Employment Agreement, Mr. Kim will receive a base salary of $400,000 per year, subject to increase, and will be eligible for an annual bonus equal to 50% of his salary based on his achievement of certain performance standards. Mr. Kim will be eligible to participate in any benefit plans offered to employees or executives of Purchaser.

     Termination. Mr. Kim's employment may be terminated (i) due to his death or permanent disability, (ii) by Purchaser for "cause" at any time, (iii) by Mr. Kim for "good reason" or (iv) by Purchaser at any time "without cause." In the event of Mr. Kim's death or permanent disability or his termination for "cause," he will not be entitled to receive any further compensation or benefits, except for death or disability benefits. If Mr. Kim's employment is terminated by Purchaser "without cause" or by Mr. Kim for "good cause," then for two years from the date of termination, he will be entitled to the continuation of his then-effective annual rate of salary and existing health and welfare benefits.

     Covenants; Options. The Employment Agreement contains a non-competition and non-solicitation provision which extends for a period of four years from the Effective Time. The Employment Agreement also provides that, subject to Mr. Kim's fulfillment of such covenant, his options to purchase shares of the Company will not terminate following the termination of his employment for any reason other than for "cause" and he will continue to vest in, and be entitled to exercise, such options. In addition, Mr. Kim has agreed that, during the term of his employment and for two years thereafter, he will maintain the confidentiality of Purchaser's proprietary information.

STOCK OPTION AGREEMENT

     Under the Stock Option Agreement, the Company granted to Purchaser an irrevocable Top-Up Stock Option to purchase that number of Top-Up Option Shares equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90% of the shares of Company Common Stock then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. However, the Top-Up Stock Option will not be exercisable if the number of shares of Company Common Stock subject thereto exceeds the number of authorized shares of Company Common Stock available for issuance.

     Subject to the terms and conditions of the Stock Option Agreement, the Top-Up Stock Option may be exercised by Purchaser, in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur for purposes of the Stock Option Agreement at such time as such number of shares of Company Common Stock that have been validly tendered and not withdrawn when added to such number of Shares issuable pursuant to the Stock Option Agreement would constitute at least 90% of the shares of Company Common Stock then outstanding. Except as provided in the last sentence of this paragraph, the "Top-Up Termination Date" will occur for purposes of the Stock Option Agreement upon the earliest to occur of: (i) the Effective Time; (ii) the date which is ten business days after the occurrence of a Top-Up Exercise Event;
(iii) the termination of the Merger Agreement; and (iv) the date on which Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares. Nevertheless, even if the Top-Up Termination Date has occurred, Purchaser will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Stock Option Agreement prior to such occurrence.

     The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) all waiting periods, if any, under the HSR Act, the EC Merger Regulations or other applicable non-United States laws regulating competition, antitrust, investment or exchange controls applicable to the issuance of the Top-Up Option Shares have expired or have been terminated or waived; and (b) there is no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or governmental entity or similar binding legal restraint preventing or prohibiting the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendations with respect to the Offer.

       Recommendation of the Company Board.

     At a meeting held on March 1, 1999 the Company Board, by unanimous vote of all directors (a) determined that each of the Offer, the Merger, the Stock Option Agreement and the Merger Agreement is fair to and in the best interests of the Shareholders of the Company, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the Stock Option Agreement and the Employment Agreement (as to which approval Mr. Kim abstained), the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that such shareholders accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE XYLAN BOARD RECOMMENDS THAT THE PUBLIC SHAREHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to all shareholders of the Company communicating the recommendations of the members of the Company Board is filed as Exhibit 6 hereto and is incorporated by reference in its entirety.

     (b) Background; Reasons for the Recommendation of the Board; Opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley").

     (1) BACKGROUND.

     On March 13, 1995, ADN purchased 1,982,122 shares of Series C Preferred Stock of Xylan, representing approximately 18% of the outstanding shares of capital stock of Xylan at that time. In connection therewith, subsidiaries of Alcatel entered into the Resale Agreement, the Product and Technology Agreement and the 1995 Shareholder Agreement.

     From October 1997 to July 1998, various discussions occurred regarding the formation of a joint venture to be owned equally by Alcatel and Xylan for the development of future multimedia technologies. The discussions also involved the acquisition by Alcatel of additional shares of Xylan.

     On July 9, 1998, Jean-Pierre Halbron, Senior Executive Vice President of Alcatel, Olivier Baujard, President of EDD, Jacques Dunogue, President of the Telecom Sector of Alcatel and Steve Kim met in Richardson, Texas regarding a potential transaction. At this meeting, the parties continued their previous discussions regarding the formation of a joint venture for the development of future multimedia technologies.

     On August 26, 1998, executive officers of the Company, Jean-Luc Abaziou, President of Alcatel Data Networks, Inc. and certain additional officers of Alcatel met in Ashburn, Virginia to discuss the development of a core switch based on the Company hardware and Alcatel software. However, no agreement was reached on the development of the switch.

     In September 1998, Mr. Kim and Mr. Abaziou held further discussions regarding potential technical partnering arrangements between the parties. However, subsequent discussions did not produce any definitive agreements between the parties.

     On January 7, 1999, Joelle Gauthier, Vice President Corporate Data Business Unit of EDD, requested a meeting with Olivier Houssin, Executive Vice
President -- Telecom Sector of Alcatel, Mr. Kim and Ms. Gauthier in Calabasas to review strategic issues. A meeting for later in the month was confirmed.

     On January 13, 1999, at a regularly scheduled Company Board meeting, the Company Board discussed various strategic alternatives, including its relationship with Alcatel and other corporate partnering and acquisition opportunities. The Company Board directed management to explore such opportunities.

     From January 26-28, 1999, Joelle Gauthier and Olivier Houssin met with Steve Kim and Yuri Pikover to discuss a potential acquisition of the Company by Alcatel. The parties continued their discussions over the next day regarding technology and marketing synergies. Both parties agreed that they would direct their respective management teams and financial and legal representatives to prepare a proposal and agreed to schedule a meeting in New York on February 21-22 to discuss further details of a potential acquisition.

     On February 8, 1999, the Company engaged Morgan Stanley as its financial advisor to identify and approach candidates for an acquisition with Xylan and to assist in structuring and negotiating such acquisition.

     On February 8, 1999, senior management of the Company and John Walecka, a member of the Board of Directors of the Company, had a conference call with representatives at Morgan Stanley and Venture Law Group to discuss structuring a potential transaction with Alcatel. In addition, the parties discussed other candidates for a business combination with the Company. The Company directed Morgan Stanley to consider the alternatives for an acquisition by Alcatel and to approach other parties to determine whether any of such parties would be interested in acquiring the Company.

     Between February 8 and February 28, 1999, Morgan Stanley approached a number of other potential acquirors and their representatives regarding an acquisition of the Company.

     On February 8, 1999, Mr. Pikover flew to the East Coast to meet with another potential acquisition partner to discuss a potential transaction between the companies.

     On February 10, 1999, senior management of the Company met with representatives of Morgan Stanley to discuss the Company's strategic value to potential partners.

     On February 12, 1999, Mr. Pikover flew to Europe to meet with other potential acquisition candidates.

     On February 15, 1999, Olivier Houssin called Steve Kim to inform him that Alcatel had been studying various transaction structures and would prepare a proposal by the end of the week, which was confirmed two days later during a telephone call between Lehman Brothers and Morgan Stanley.

     On February 17 and 18, 1999, Mr. Pikover met with additional acquisition candidates in Europe.

     On February 18, 1999, Lehman Brothers sent the Company a term sheet, via Morgan Stanley, outlining a potential transaction structure.

     On February 19, 1999, representatives of Morgan Stanley, Venture Law Group, Lehman Brothers and Simpson Thacher & Bartlett ("Simpson Thacher"), legal counsel to Morgan Stanley, held a conference call to discuss the term sheet. Later that day, representatives of Morgan Stanley, Venture Law Group and Simpson Thacher held a conference call with Messrs. Kim, Pikover and Walecka to discuss the term sheet. The terms included a tender offer which would have given senior management of the Company an equity interest of the bidder, and an earn-out arrangement for those executives of the Company that would have had an equity interest in the bidder. The Company determined that the earn-out arrangement would be unfavorable and proposed an alternative structure, which Morgan Stanley conveyed to Lehman Brothers.

     On February 21-22, 1999, Jean-Pierre Halbron, Olivier Houssin, Jean-Christophe Giroux, Vice President of Financial Operations of Alcatel, and representatives from Lehman Brothers and Proskauer met with Messrs. Kim and Pikover and representatives from Morgan Stanley, Venture Law Group and Simpson Thacher at Proskauer's offices in New York. The talks involved a proposal for a cash tender offer followed by a merger which would be subject to completion of customary due diligence and the negotiation of definitive agreements.

     On the evening of February 21, 1999, Mr. Kim together with representatives from Morgan Stanley and Venture Law Group telephoned John Walecka and Trude Taylor, a member of the Company Board, to discuss the proposed terms of the acquisition.

     On February 23, 1999, the Company Board held a special meeting to approve certain option grants and to discuss the Alcatel proposal. Representatives of Morgan Stanley updated the Company Board on its discussions with other potential acquirors and their representatives. Morgan Stanley reported that none of these other candidates indicated that they were prepared to make an offer to acquire Xylan. The Company Board then reviewed the current terms of the transaction with Alcatel and how they differed from the original proposal made by Alcatel. The Company Board directed management to negotiate definitive agreements reflecting these terms and directed Morgan Stanley to continue to pursue discussions with other parties.

     From February 24 through February 26, representatives from Alcatel, Proskauer, Lehman Brothers and Arthur Andersen, Alcatel's accountants, conducted due diligence at the Company's headquarters in Calabasas, California. During such period, Alcatel, the Company and their respective legal and financial advisors conducted further negotiations of the terms of the transaction, including the terms of the Shareholder Agreements and the Stock Option Agreement.

     On February 28, 1999, the Company Board held a special meeting by telephone conference. Representatives of Venture Law Group discussed the material terms of the proposed tender offer and merger, including the agreements relating to certain of the Company's senior executives and major shareholders. They also discussed the nature of the Company Board's fiduciary duties under California law under these circumstances. Morgan Stanley reported on the status of its discussions with other potential acquirors and, based on such report, the Company Board determined that such talks had not identified any potential alternative acquirors who expressed serious or sufficient interest in making a competing proposal.

     On March 1, 1999, the Board of Directors of Alcatel met to discuss the proposed transaction. In addition, Alcatel's Board received a fairness opinion from Lehman Brothers regarding the terms of the transaction. Following discussion among the directors, Alcatel's Board unanimously approved the transaction.

     On March 1, 1999, the Company Board held a special meeting via video and teleconference, in which all of the members were present. Morgan Stanley made a presentation regarding certain financial analyses it had performed in connection with its review of the Offer and Merger, and rendered its oral opinion, subsequently confirmed in writing, that subject to certain assumptions and qualifications, the consideration to be received by the holders of the Company's Common Stock (other than Parent and its affiliates) in the Offer and Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Morgan Stanley also reviewed its discussions with other potential acquirors and, based on such review, the Board determined no change in status since February 28, 1999. Representatives of Venture Law Group also gave a presentation regarding the various legal aspects of the transaction as well as a summary of the principal terms of the Merger Agreement. At the conclusion of this meeting, the Company Board unanimously approved the Offer, the Merger, the Stock Option Agreement, the Merger Agreement and the Employment Agreement (as to which approval Mr. Kim abstained), determined that the Offer, the Merger, the Stock Option Agreement and the Merger Agreement are fair to and in the best interests of the shareholders of the Company, and recommended that the shareholders accept the Offer and tender their Shares pursuant thereto.

     In the evening on March 1, 1999, the Merger Agreement, the Shareholder Agreements, the Stock Option Agreement and the Employment Agreement were executed and a joint press release was issued by Alcatel and Xylan before the opening of the U.S. stock markets on March 2, 1999 announcing such transaction.

     On March 8, 1999, the Purchaser commenced the Offer.

     (2) REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

     In reaching its determination described above, the Company Board considered a number of factors, including, without limitation, the following:

     (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that shareholders would receive a cash payment with no financing condition;

     (ii) the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

     (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

     (iv) the current status of the data networking market and the competitive advantage in the industry of large telecommunications companies, including Parent, with significant distribution capacity, installed infrastructure, compatible product and service offerings, and substantial financial resources;

     (v) the current industry trend toward sector consolidation, and management's belief that the Company's core data networking market will be controlled by large network equipment vendors in the near future, which are likely either to acquire the Company's competitors or to develop their own competitive technologies, and the assumption that this development would be extremely detrimental to the Company, due to its reliance on these companies as important distribution channel partners. In particular, the Company Board considered that, given the importance of this market to Parent, it was likely that, if the acquisition did not occur, Parent would acquire a major competitor of the Company in the future;

     (vi) the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

     (vii) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

     (viii) the fact that the $37 per Share to be paid in the Offer and as the consideration in the Merger represents: a premium of approximately 79% over the 30-day trailing average of $20.69 per Share and a premium of approximately 90% over the $19.50 closing sale price for the Shares on the Nasdaq National Market 30 trading days prior, on January 14, 1999; a premium of approximately 86% over the $19.88 closing sale price for the Shares on the Nasdaq National Market on February 19, 1999; and a premium of approximately 37% over the $26.94 closing sale price for the Shares on the Nasdaq National Market on March 1, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement;

     (ix) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

     (x) the opinion of Morgan Stanley, dated March 1, 1999, that as of such date, the proposed consideration to be received by holders of Shares in the Offer and Merger pursuant to the Merger Agreement was fair to such shareholders (other than Parent and its affiliates) from a financial point of view. A copy of the Morgan Stanley opinion is attached to this Schedule 14D-9 as Annex B. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Morgan Stanley. In connection with delivering its opinion, Morgan Stanley made a presentation to the Company Board at its meeting on March 1, 1999, as to various financial and other matters underlying such opinion.

     (xi) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results, (b) progress of certain development projects and (c) the Company's stock price;

     (xii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

     (xiii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

     The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     The Company Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of this opportunity was fully reflected in the Offer price of $37 per Share. The Company Board recognized that there can be no assurance as to the level of growth or profits to be attained by Company, if it remained independent, or by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY IS ATTACHED HERETO AS ANNEX B. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SUCH OPINION IS DIRECTED TO THE COMPANY BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT. SUCH OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER. IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER, THE MERGER, THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT, AND THE EMPLOYMENT AGREEMENT (AS TO WHICH MR. KIM ABSTAINED), AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER, THE MERGER AGREEMENT, AND THE STOCK OPTION AGREEMENT, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     In connection with the Offer and other matters arising in connection therewith, Morgan Stanley has been retained as the exclusive financial advisor to the Company Board. The Company Board and the Company have a long standing relationship with Morgan Stanley, which served as the Company's lead banker in both of its public offerings, and also as its advisor in connection with potential corporate partners and acquirors.

     Pursuant to an engagement letter, dated February 8, 1999 (the "Engagement Letter"), Morgan Stanley agreed to render financial advice and assistance to the Company in connection with a possible merger, sale or other strategic combination involving the Company (a "Transaction"), including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating a Transaction. In addition, upon the Company's request, Morgan Stanley would render a financial opinion letter to the Company in accordance with Morgan Stanley's customary practice with respect to the consideration to be received in a Transaction.

     Pursuant to the Engagement Letter, the Company has agreed to pay Morgan Stanley the following fees: (i) a fee of approximately $100,000 in the event a Transaction is not consummated, as reimbursement for time and efforts spent;
(ii) upon execution of a definitive agreement relating to a Transaction, a fee of $2,500,000 for Morgan Stanley's assistance in valuation, structuring and strategic advice associated with a Transaction, and for providing a financial opinion letter; and (iii) upon consummation of a Transaction, a fee equal to between 0.55% and 0.65% of the total consideration involved in the completed Transaction, depending on the amount of the consideration received in a Transaction.

     Morgan Stanley is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Morgan Stanley as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the information technology and investment communities, and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Public Shareholders on behalf of the Company concerning the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates, except as described below:

                                                           TRANSACTION                   NUMBER OF
                       SHAREHOLDER                            DATE          ACTION        SHARES
                       -----------                         -----------    -----------    ---------
Yuri Pikover Trusts:
  Wilmington Trust, Ttee FBO Pikover Blind Trust dated
     10/26/96                                                1/21/99         Sale         10,000
  Wilmington Trust, Ttee FBO Pikover Blind Trust dated
     10/26/96                                                1/22/99         Sale         10,000
  Pikover Irrevocable Children's Trust dated 9/15/95         2/11/99         Sale          5,000
  Pikover Irrevocable Children's Trust dated 9/15/95         2/22/99         Sale          5,000
  Pikover 1995 Irrevocable Trust dated 9/15/95               2/11/99         Sale          5,000
  Pikover 1995 Irrevocable Trust dated 9/15/95               2/22/99         Sale          5,000
  Wilmington Trust, Ttee FBO Pikover Blind Trust dated
     10/26/96                                                2/12/99         Sale         20,000
Steve Y. Kim Trusts:
  Wilmington Trust, Ttee FBO Kim Blind Trust dated
     10/26/96                                                1/21/99         Sale         15,000
  Wilmington Trust, Ttee FBO Kim Blind Trust dated
     10/26/96                                                1/22/99         Sale         15,000
  Kim Irrevocable Children's Trust dated 9/15/95             2/11/99         Sale         15,000
  Kim Irrevocable Children's Trust dated 9/15/95             2/22/99         Sale         10,000
  Wilmington Trust, Ttee FBO Kim Blind Trust dated
     10/26/96                                                2/12/99         Sale         30,000

     In addition, executive officers of the Company have acquired beneficial ownership of Shares under the Company's Employee Stock Purchase Plan, which acquisitions are not material.

     (b) The Company has not been advised by its executive officers, directors and affiliates who own Publicly Held Shares, either directly or beneficially, whether they intend to tender such Shares to Purchaser pursuant to the Offer, other than the binding obligations to tender as set forth in the Shareholder Agreements for Messrs. Kim, Pikover and Walecka described above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Litigation. On March 2, 1999, an action entitled Daniel W. Krasner v. Xylan Corporation et. al. was filed in the Superior Court of the State of California for the County of Los Angeles, in which the plaintiff named as defendants the Company, the directors of the Company and Parent. The complaint purports to assert claims on behalf of all public shareholders of the Company. The complaint alleges that Parent and the members of the Company Board have breached their fiduciary duties to the Company and that Alcatel used its relationship with Xylan and the Company Board to force the Company Board to accept an inadequate proposal.

     The complaint seeks class certification and other equitable and monetary relief, including enjoining the Offer and the Merger or awarding damages. Parent and the Company believe that the allegations are without merit and intend to vigorously contest this action. There can be no assurance, however, that the defendants will be successful. The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaint, which is filed as Exhibit 17.

     Other. In addition, reference is hereby made to the Offer to Purchase (including without limitation Item 15 thereof) and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Form of Offer to Purchase, dated March 8, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's
           Tender Offer Statement on Schedule 14D-1 dated March 8,
           1999, as amended (the "Schedule 14D-1")).
Exhibit 2  Form of Letter of Transmittal (incorporated by reference to
           Exhibit (a)(2) to the Schedule 14D-1).
Exhibit 3 Agreement and Plan of Merger, dated as of March 1, 1999, among Xylan Corporation, Zeus Acquisition Corp., and Alcatel
           (incorporated by reference to Exhibit (c)(1) to the Schedule
           14D-1).
Exhibit 4  Stock Option Agreement, dated as of March 1, 1999, among
           Xylan Corporation, Zeus Acquisition Corp., and Alcatel
           (incorporated by reference to Exhibit (c)(5) to the Schedule
           14D-1).
Exhibit 5  1995 Shareholders Agreement, dated March 13, 1995, between
           Alcatel Data Networks S.A., Brentwood Associates VI, L.P.,
           Crosspoint Venture Partners 93, Crosspoint 1993
           Entrepreneurs Fund, Norwest Equity Partners IV, U.S. Venture
           Partners IV, L.P., Second Ventures II, L.P., USVP
           Entrepreneur Partners II, L.P., Steve Y. Kim, and Yuri
           Pikover (incorporated by reference to Exhibit(c)(6) to the Schedule 14D-1).
Exhibit 6  Letter to Shareholders of Xylan Corporation dated March 8,
           1999.*

Exhibit 7  Shareholder Agreement between Alcatel, Zeus Acquisition
           Corp., Yuri Pikover and Pikover 1995 Irrevocable Trust,
           Pikover Trust, and Pikover Irrevocable Children's Trust
           dated as of March 1, 1999 (incorporated by reference to
           Exhibit (c)(3) to the Schedule 14D-1).
Exhibit 8  Shareholder Agreement between Alcatel, Zeus Acquisition
           Corp., Steve Y. Kim and Steve Y. Kim Living Trust and Kim
           Irrevocable Children's Trust dated as of March 1, 1999
           (incorporated by reference to Exhibit (c)(2) to the Schedule
           14D-1).
Exhibit 9  Shareholder Agreement between Alcatel, Zeus Acquisition
           Corp., and John Walecka dated as of March 1, 1999
           (incorporated by reference to Exhibit (c)(4) to the Schedule
           14D-1).
Exhibit 10 Employment Agreement between Zeus Acquisition Corp. and
           Steve Y. Kim dated as of March 1, 1999.
Exhibit 11 Press Release issued March 2, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 12 International Distributor Agreement between the Company and
           Alcatel Data Networks S.A., dated as of March 13, 1995.(A)
Exhibit 13 Product and Technology Agreement between the Company and
           Alcatel Data Networks S.A., dated as of March 13, 1995.(A)
Exhibit 14 Form of Change of Control Agreement.(B)
Exhibit 15 Preferred Shares Rights Agreement, dated as of April 17,
           1997, between Xylan Corporation and BankBoston N.A. (f/k/a/
           The First National Bank of Boston), including the
           Certificate of Determination of Rights, Preferences and
           Privileges of Series A Participating Preferred Stock, the
           form of Rights Certificate and the Summary of Rights
           attached thereto as Exhibits A, B and C, respectively.(C)
Exhibit 16 Amendment No. 1 to Preferred Shares Rights Agreement, dated as of March 1, 1999.(D)
Exhibit 17 Complaint filed March 2, 1999, in Daniel W. Krasner v. Xylan
           Corporation, et. al.
ANNEX A    INFORMATION STATEMENT
ANNEX B    OPINION OF MORGAN STANLEY & CO. INCORPORATED

---------------
 *  Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.

(B) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on March 31, 1998.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on April 18, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on March 8, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          By: /s/     STEVE Y. KIM
                                            ------------------------------------
                                                        Steve Y. Kim
                                               President and Chief Executive
                                                           Officer

Dated: March 8, 1999

                                                                         ANNEX A

                               XYLAN CORPORATION
                   26707 W. AGOURA ROAD, CALABASAS, CA 91302

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement (the "Statement") is being mailed on or about March 8, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Xylan Corporation, a California corporation (the "Company"), with respect to the tender offer by Zeus Acquisition Corp. ("Purchaser"), a California corporation, and a wholly-owned indirect subsidiary of Alcatel, a corporation organized and existing under the laws of France ("Parent"), for shares of the Company's Common Stock, par value $0.001 including the associated Preferred Share Purchase Rights ("Shares") per share. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Company Board"). The Agreement and Plan of Merger by and among the Company, Parent and Purchaser, dated as of March 1, 1999 (as the same may be amended from time to time, the "Merger Agreement"), provides that promptly upon the acceptance for payment by Parent or any of its subsidiaries of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Parent or any of its subsidiaries, Parent will be entitled to designate such number of directors ("Parent Designees"), rounded up to the next greatest whole number, on the Company Board as will give Parent representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates, which would not include Parent, Purchaser or its affiliates) bears to the number of Shares outstanding. However, if Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors will be rounded up to the greatest whole number plus one to give Purchaser at least a majority of the members of the Company Board. Furthermore, in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time the Company Board will have at least one director who is a director on the date of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director"). At such times, the Company will also cause (i) each committee of the Company Board, (ii) if requested by Parent, the board of directors of each of the Company's subsidiaries and (iii) if requested by Parent, each committee of such subsidiaries' boards of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as Parent's Designees are of the Company Board. The Company will, upon request by Parent, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be elected or appointed to the Company Board and will cause Parent's designees to be so elected or appointed.

     Following the election or appointment of Parent's designees and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to authorize (i) any amendment that would be adverse to the holders of Shares, (ii) any termination of the Merger Agreement by the Company, (iii) any consent by the Company to any extension of the time for performance of any of the obligations or other acts of Parent or Purchaser, (iv) any waiver by the Company of compliance with any of the covenants or conditions contained in the Merger Agreement for the benefit of the Company or any other rights of the Company under the Merger Agreement, or (v) the exercise of any of the Company's rights, remedies or benefits under the Merger Agreement.

     This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Statement carefully. You are not, however, required to take any action. The Offer commenced on March 8, 1999 and is scheduled to expire at 12:00 Midnight, New York City time, on April, 2, 1999, unless extended. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information. At the close of business on March 4, 1999, there were 42,631,777 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     Parent has informed the Company that it currently intends to choose the Parent Designees it has the right to designate to the Company Board pursuant to the Merger Agreement from the officers and employees of Parent and Purchaser listed below.

     The Company's By-Laws currently provide for not less than four nor more than seven directors and currently authorize six directors. The Company's Articles of Incorporation provide for the classification of the Board of Directors into two classes serving staggered terms. After the election or appointment of the initial Class I and Class II directors, Class I directors then will re elected and qualified in odd-numbers years (e.g., 2001) and Class II directors then will be elected and qualified in even-numbered years (e.g., 2000). Each Class I and Class II director is elected for a two year term. However, the initial Class II directors elected or appointed to the Company Board pursuant to the Merger Agreement will serve only through the Annual Meeting in 2000, the next even-numbered year.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
                NAME                   CLASS   AGE              EMPLOYMENT HISTORY AND CITIZENSHIP
                ----                   -----   ---   --------------------------------------------------------
Olivier Houssin.....................     I     45    Mr. Houssin graduated from the Ecole Polytechnique and
(Alcatel, 54, rue La Boetie,                         Telecommunications Engineer and started his career in
75008 Paris, France)                                 Thomson-CGR, where he had responsibilities in Italy and
                                                     in the U.S. In 1988, he became Vice President,
                                                     Operations in Thomson Consumer Electronic, then
                                                     Executive Vice President in 1991. In 1993, he joined
                                                     Alcatel to be President of Cables activities in the
                                                     North America. In 1996 he became President, Telecom
                                                     Products Division, Cable and Components sector of
                                                     Alcatel. In November 1998, he joined the Executive
                                                     Committee as Executive Vice President of Alcatel Telecom
                                                     in charge of the Enterprise and Consumer Business Group.

Krish  Prabhu........................    I     43    Krish Prabhu, Senior Executive Vice President of the
(Alcatel USA, 1000 Coit Road,                        Telecom Sector of Alcatel since November 1998 and
Plano, Texas, 75075, USA)                            Executive Vice President and Member of the Executive
                                                     Committee of Alcatel since July 1998. Since September
                                                     1998, President and Chief Executive Officer of Alcatel
                                                     USA, located at 1000 Coit Road, Plano, Texas 75075.
                                                     Joined Alcatel in the United States in 1991, becoming
                                                     President of its Broadband Division in 1996. A U.S.
                                                     citizen.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
                NAME                   CLASS   AGE              EMPLOYMENT HISTORY AND CITIZENSHIP
                ----                   -----   ---   --------------------------------------------------------
Martin de Prycker....                   II     43    Mr. Prycker joined Alcatel in 1982 after obtaining
(Alcatel Bell NV, Francis                            degrees in electrical engineering, computer science and
Wellesplein 1, B-2018                                business management. He held various positions within
Antwerpen, Belgium)                                  Alcatel's Research Division. In 1984, he was appointed
                                                     Research Director of Alcatel in Antwerp. In 1996, he
                                                     became vice president of the Access Division,
                                                     responsible for Internet and ADSL. At the end of 1998,
                                                     he was appointed Network Strategy Director for Alcatel
                                                     Telecom. In March 1999 he became president of the
                                                     Internet Division.

Hubert de Pesquidoux...                 II     33    Mr. Pesquidoux has a Master in Law, a Master in
(Alcatel USA, 1000 Coit                              Business, and PhD in Finance from the Paris University.
Road, Plano, Texas, 75075, USA)                      He began his career in banking with Paribas NY. He then
                                                     joined Alcatel CIT in 1991, and became Corporate
                                                     Treasurer in 1995. In September 1998, he was appointed
                                                     Senior Vice President and CFO of Alcatel USA.

     Parent has advised the Company that each of the individuals listed above has consented to act as a director, if so designated. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

     It is expected that the Parent Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchases cannot be earlier than March 8, 1999.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

NAME                              AGE   CLASS                        POSITIONS(1)
----                              ---   -----                        ------------
Steve Y. Kim....................  49      I      President, Chief Executive Officer and Chairman of
                                                 the Board of Directors
Yuri Pikover....................  37     II      Executive Vice President of Business Development, and
                                                 Director
John L. Walecka.................  38      I      Director
Robert C. Hawk..................  59     II      Director
Trude Taylor....................  77     II      Director
John Bailey.....................  41             Vice President of Product Development
Dale J. Bartos..................  48             Vice President and Chief Financial Officer
Douglas Hill....................  46             Vice President of Corporate Communications
Rene Arvin......................  39             Vice President of Worldwide Sales

---------------
(1) The Company Board is divided into two classes as nearly equal in number as possible, and the members of each class are elected for a term of two years. The officers of the Company are appointed annually by the Company Board of Directors and serve at the discretion of the Company Board. There are no family relationships among the directors or officers of the Company.

     Mr. Kim, a co-founder of the Company, has served as the Company's President and Chief Executive Officer and Chairman of the Company Board since the Company's inception in July 1993. Prior to co-founding the Company, Mr. Kim founded and served as President and Chief Executive Officer of Fibermux Corporation ("Fibermux"), a networking company, from November 1984 to June 1993. Prior to founding

Fibermux, Mr. Kim held management and design positions with a number of companies, including Phalo Optical Systems Division, Litton Data Systems, and Burroughs Corporation.

     Mr. Pikover, a co-founder of the Company, has served in various sales and management positions and as a member of the Company Board since the Company's inception in July 1993, and currently serves as Executive Vice President, Business Development. Mr. Pikover served as the Company's Vice President of Worldwide Sales from July 1993 to September 1997. From August 1988 to June 1993, Mr. Pikover served as Regional Sales Manager at Fibermux. Mr. Pikover served in various sales, marketing and technical positions at MICOM Systems Inc., a networking company, from September 1982 to August 1988.

     Mr. Walecka has served as a member of the Company Board since February 1994. Mr. Walecka has been a General Partner of certain venture capital funds associated with Brentwood Venture Capital since January 1990. From May 1984 to January 1990, Mr. Walecka was an associate with Brentwood Venture Capital. Mr. Walecka also serves as a director of Documentum, Inc. and several privately held companies.

     Mr. Hawk has served as a member of the Company Board since July 1995. Mr. Hawk retired in April 1997 as President and Chief Executive Officer of U.S. West Multimedia Group, a position he held since May 1996. Mr. Hawk served as President of the Carrier Division of U.S. West from September 1990 to May 1996, and has been employed in the telecommunications field for over 25 years. Prior to joining U.S. West, Mr. Hawk was employed at Mountain Bell. Mr. Hawk also serves as a director of Premisys Communications, Pairgain Technologies, Concord Communications and Radcom.

     Mr. Taylor has served as a member of the Company Board since August 1993. Mr. Taylor has been a principal with TC Associates, a consulting firm, since May 1986. Mr. Taylor serves as a director of Plantronics, Inc., Densepac Microsystems, Inc. and several privately held companies.

     Mr. Bailey joined the Company in January 1994 and has served in various engineering management positions, most recently as Vice President of Product Development. Prior to joining the Company, Mr. Bailey was an Assistant Vice President for LAN Internetworking Technology at Ascom Timeplex a networking company, from September 1992 to January 1994. From January 1990 to September 1992, Mr. Bailey served in various engineering management and design positions at Unisys Corporation, a computer manufacturer.

     Mr. Bartos joined the Company in January 1997 as the Company's Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Bartos was the Chief Financial Officer at ADFlex Solutions, Inc. from May 1996 to January 1997. Prior to that, Mr. Bartos served as the Chief Financial Officer at Integral Peripherals, Inc. from March 1995 to May 1996, and Micropolis Corporation from December 1989 to March 1995. Mr. Bartos has also held senior financial positions at Data Products Corporation and Harris Corporation. Mr. Bartos is a certified public accountant.

     Mr. Hill joined the Company in January 1994 and has served in various marketing management positions, most recently as Vice President of Corporate Communications. Prior to joining the Company, Mr. Hill was Senior Consultant at Western Data Group, a network integration company, from October 1989 to January 1994. Mr. Hill has also served as Vice President, Marketing and Sales at ACT Networks, Inc., a networking company, and as Assistant Vice President at MICOM Systems, Inc., a networking company.

     Mr. Arvin joined the Company in February 1996 and has served in various sales and management positions and since November 1997, as Vice President of Worldwide Sales. Prior to joining the Company, Mr. Arvin was Director of Worldwide Sales for NetEdge Corporation, a data communications company, from September 1994 to February 1996. Mr. Arvin also served as Area Director, Northern Europe for Synoptics Corporation, a networking company, from December 1989 to September 1994.

CORPORATE GOVERNANCE

     The Company Board held a total of six meetings during the fiscal year ended December 31, 1998. All of the Company's directors participated in more than 75% of the aggregate number of meetings and actions by unanimous written consent of the Company Board and any committee of the Company Board on which the director is a member. The Company Board has an Audit Committee and a Compensation Committee, and the

Compensation Committee has a secondary Stock Option Committee. It does not have a nominating committee or a committee performing the functions of a nominating committee.

     The Audit Committee of the Company Board consists of Trude C. Taylor and John L. Walecka and held two meetings during 1998. The Audit Committee recommends engagement of the Company's independent auditors, and is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

     The Compensation Committee of the Company Board consists of Robert C. Hawk, Trude C. Taylor and John L. Walecka and held two meetings during 1998 and acted twice by unanimous consent. The Compensation Committee establishes the compensation for the Company's executive officers, including the Company's President and Chief Executive Officer. In addition, the Company's Compensation Committee has a secondary Stock Option Committee which consists of director Steve Y. Kim and held seventeen meetings during 1998. The Stock Option Committee establishes stock option grant levels and grants stock options to all employees except for executive officers.

DIRECTORS' COMPENSATION

     Directors currently receive no cash fees for services provided in that capacity but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Company Board and committees thereof. In January 1996, the shareholders of the Company approved the Directors' Plan pursuant to which each non-employee director elected after the effective date of the Plan will be granted a non-statutory stock option to purchase 15,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a non-employee director of the Company. Thereafter, on the date of each annual meeting of the shareholders at which each non-employee director is re-elected to the Company Board, each non-employee director (including directors who were not eligible for a First Option) will be granted an additional option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company Board for at least six months prior to the date of such annual meeting. Between December 1993 and December 1998, non-employee directors received options to purchase a total of 190,000 shares of Common Stock at specified exercise prices. This number does not include restricted stock grants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Company's Common Stock as of February 23, 1999 as to (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this Statement and (iv) all directors and executive officers as a group.

                                                              COMMON STOCK BENEFICIALLY OWNED
                                                              -------------------------------
                          NAME(1)                              NUMBER              PERCENT(2)
                          -------                             ---------            ----------
Alcatel Data Networks S.A. .................................  2,814,244(3)             6.6%
  12 rue de la Baume
  Paris, France 75008
Amerindo Investment Advisors, Inc. .........................  2,370,750(4)             5.6%
  One Embarcadero Center, Suite 2300
  San Francisco, CA 94111
Franklin Resources Inc. ....................................  2,223,700(5)             5.2%
  777 Mariners Island Blvd
  San Mateo, CA 94494
Steve Y. Kim................................................  3,007,000(7)             7.1%
  Chairman of the Board, CEO & President
Yuri Pikover................................................  2,086,251(8)             4.9%
  Executive VP, Business Development

                                                              COMMON STOCK BENEFICIALLY OWNED
                                                              -------------------------------
                          NAME(1)                              NUMBER              PERCENT(2)
                          -------                             ---------            ----------
Robert C. Hawk, Director....................................     60,758(9)               *
Trude C. Taylor, Director...................................    573,264(10)            1.4%
John L. Walecka, Director...................................    173,205(11)              *
John Bailey.................................................    153,081(12)              *
  VP/CTO and General Manager, Enterprise Div.
Rene Arvin..................................................    152,622(13)              *
  VP of Worldwide Sales
Dale J. Bartos..............................................     54,425(14)              *
  VP and CFO
All directors and executive officers as a group.............  6,499,714(15)             15%
  (10 persons)

---------------
  *  Less than 1%.

 (1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after February 23, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) As of February 23, 1999, 42,486,382 shares were issued and outstanding.

 (3) This information is based on information in Alcatel's Schedule 14D-1 filed on March 8, 1999.

 (4) This information is based on a Schedule 13G/A filed by Amerindo Investments Advisors, Inc. on February 12, 1999. Amerindo Investments Advisors, Inc. refers herein to the following persons: Amerindo Investment Advisors, Inc., a California corporation, Amerindo Investment Advisors, Inc., a Panama corporation, the Amerindo Investment Advisors Inc. Profit Sharing Trust (the "Profit Sharing Trust"), the Amerindo Investment Advisors Inc. Money Purchase Plan (together with the Profit Sharing Trust, the "Plans"), the Amerindo Advisors (UK) Limited Retirement Benefits Scheme, Alberto W. Vilar, Gary A. Tanaka, James P.F. Stableford and Renata Le Port. Messrs. Vilar and Tanaka, as the sole shareholders and directors of the entities, share with each other investment and dispositive power as to all of the shares shown as owned by the entities, who otherwise have sole investment and dispositive power with respect thereto, except that each client of the entities has the unilateral right to terminate the advisory agreement with the entity in question on notice which typically need not exceed 30 days. Mr. Vilar is sole trustee of the Plans, and Messrs. Vilar, Tananka, Stableford and Ms. Le Port are joint trustees of the Amerindo Advisors (UK) Limited Retirement Benefits Scheme.

 (5) This information is based on a Schedule 13G filed by Franklin Resources, Inc. on February 20, 1999. Franklin Resources, Inc. refers herein to the following persons: Charles B. Johnson, Franklin Advisors, Inc., Franklin Resources, Inc., and Rupert H. Johnson, Jr.

 (6) This information is based on Schedule 13G filed by Pilgrim Baxter & Associates Ltd on February 9, 1999.

 (7) Includes 805,000 shares of Common Stock held by the Kim Irrevocable Children's Trust dated September 15, 1995, 1,957,500 shares held by Steve
     Y. Kim Living Trust and 244,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999. Excludes 20,000 shares of Common Stock held by The Kim Blind Trust, as to which Mr. Kim disclaims voting or investment power. Does not include 100,000 shares of Common Stock issuable upon exercise of options which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

 (8) Includes 220,000 shares of Common Stock held by the Pikover Irrevocable Children's Trust dated September 15, 1995, 10,000 shares of Common Stock held by the Pikover 1995 Irrevocable Trust dated September 15, 1995, 1,825,000 shares held by the Pikover Trust dated May 18, 1996 and 31,251 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999. Excludes 15,000 shares of Common Stock held by The Pikover Blind Trust, as to which Mr. Pikover disclaims voting or investment power. Does not include 50,000 shares of Common Stock issuable upon exercise of options which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

 (9) Includes 5,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999. Does not include 10,000 shares of Common Stock issuable upon exercise of unvested options under the Director's Plan which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

(10) Includes 90,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999. Does not include 10,000 shares of Common Stock issuable upon exercise of unvested options under the Director's Plan which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

(11) Includes 47,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999. Does not include 28,000 shares of Common Stock issuable upon exercise of unvested options under the Director's Plan which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

(12) Includes 150,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999.

(13) Includes 151,368 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999.

(14) Includes 53,834 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 23, 1999.

(15) Includes an aggregate of 842,702 shares of Common Stock held by directors and executive officers which are issuable upon exercise of options exercisable within 60 days of February 23, 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Compensation Committee of the Company Board are Messrs. Hawk, Taylor and Walecka. No member of the Compensation Committee was at any time during the fiscal year ended December 31, 1998, or at any other time since the Company's initial public offering, an officer or employee of the Company. No executive officer of the Company serves as a member of the Company Board or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company Board or Compensation Committee.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table illustrates the compensation received by (a) the individual who served as the Company's Chief Executive Officer during the fiscal year ended December 31, 1998, (b) the four other most highly compensated individuals who served as an executive officer of the Company during the fiscal year ended December 31, 1998 (the "Named Executive Officers"), and (c) the compensation received by each such individual for the two preceding fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                          ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                 --------------------------------------   ---------------------------
                                                           OTHER ANNUAL   SECURITIES      ALL OTHER
                                        SALARY    BONUS    COMPENSATION   UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   ($)(1)    ($)(2)      ($)(3)       OPTIONS           ($)
---------------------------      ----   -------   ------   ------------   ----------     ------------
Steve Y. Kim...................  1998   236,321   39,325          --       300,000(4)       30,827(5)
  Chief Executive Officer,       1997   203,944    1,000      16,002            --          45,753(6)
  President and Chairman         1996   160,416       --     134,123            --          49,902(7)
  of the Board
Yuri Pikover...................  1998   197,000   28,875          --       150,000(8)           --
  Executive Vice President,      1997   146,251   11,760          --            --          11,760(9)
  Business Development           1996   132,083    9,750          --            --           7,200(9)
John Bailey....................  1998   175,896   29,496          --       200,000(10)          --
  Vice President/CTO and         1997   143,559   15,735          --            --              --
  General Manager,               1996   132,083   11,378          --            --              --
  Enterprise Div.
Rene Arvin.....................  1998   135,759   66,670     131,793       320,000(11)      47,808(12)
  Vice President of              1997   128,309   20,175      71,917       300,000(13)          --
  Worldwide Sales                1996    93,534       --      29,301       110,000              --
Dale J. Bartos.................  1998   214,984   40,915          --       158,000(14)          --
  Vice President and             1997   178,496   35,979          --       120,000(15)      23,594(16)
  Chief Financial Officer        1996        --       --          --            --              --

---------------
 (1) Includes amounts deferred under the Company's 401(k) plan.

 (2) Includes bonuses earned in the year indicated and paid in the subsequent year. Excludes bonuses paid in the year indicated but earned in the preceding year.

 (3) Represents amounts paid in commissions.

 (4) Mr. Kim was granted 300,000 options on January 13, 1998 at an exercise price of $15.25, the closing price of Common Stock on such date. In connection with the Company's repricing program, on September 21, 1998, such options were repriced at $10.50, the closing price of Common Stock on such date.

 (5) Includes $19,549 as reimbursement for country club expenses and $11,278 as reimbursement for automobile payments.

 (6) Includes $20,832 as reimbursement for tax and estate planning expenses, $12,321 as reimbursement for country club expenses and $12,600 as reimbursement for automobile payments.

 (7) Includes $18,509 as reimbursement for tax and estate planning expenses and $15,242 as reimbursement for country club expenses.

 (8) Mr. Pikover was granted 150,000 options on January 13, 1998 at an exercise price of $15.25, the closing price of Common Stock on such date. In connection with the Company's repricing program, on September 21, 1998, such options were repriced at $10.50, the closing price of Common Stock on such date.

 (9) Represents a reimbursement for tax and estate planning expenses.

(10) Mr. Bailey was granted 150,000 options on January 13, 1998 at an exercise price of $15.25, the closing price of Common Stock on such date. In connection with the Company's repricing program, on September 21, 1998, such options were repriced at $10.50, the closing price of Common Stock on such date. Mr. Bailey was also granted 50,000 options on October 13, 1998 at an exercise price of $10.6875, the closing price of Common Stock on such date.

(11) In connection with the Company's repricing program, on September 21, 1998, all of Mr. Arvin's 300,000 outstanding options on such date were repriced at $10.50, the closing price of Common Stock on such date. Mr. Arvin was also granted 20,000 options on October 13, 1998 at an exercise price of $10.6875, the closing price of Common Stock on such date.

(12) Includes $45,833 for housing allowance and $1,975 for taxable relocation assistance.

(13) Mr. Arvin was granted 110,000 options on February 21, 1996 and 20,500 on April 2, 1997 at exercise prices of $20.00 and $16.13, respectively, the closing price of the Company's Common Stock on such dates. In connection with the Company's repricing program, on July 23, 1997, such options were repriced at $15.8125, the closing price of the Company's Common Stock on such date. Mr. Arvin was also granted 169,500 options on October 27, 1997 at an exercise price of $14.50, the closing price of the Company's Common Stock on such date.

(14) Mr. Bartos was granted 30,000 options on April 14, 1998 at an exercise price of $26.625, the closing price of the Company's Common Stock on such date. In connection with the Company's repricing program, on September 21, 1998, all of Mr. Bartos' 138,000 outstanding options on such date were repriced at $10.50, the closing price of the Company's Common Stock on such date. Mr. Bartos was also granted 20,000 options on October 13, 1998 at an exercise price of $10.6875, the closing price of the Company's Common Stock on such date.

(15) Mr. Bartos was granted 100,000 options on January 27, 1997 and 20,000 on April 2, 1997 at exercise prices of $28.12 and $16.13, respectively. In connection with the Company's repricing program, on July 23, 1997, such options were repriced at $15.8125, the closing price of the Company's Common Stock on such date.

(16) Includes $12,722 paid as reimbursement for relocation expenses, $10,872 paid as reimbursement for loss of certain benefits.

STOCK OPTION GRANTS IN FISCAL YEAR 1998

     The following table sets forth information concerning the grant of options to purchase shares of Common Stock under the Company's 1993 Stock Incentive Plan and 1996 Stock Plan to the Named Executive Officers in fiscal year 1998. No stock appreciation rights were granted to any of the Named Executive Officers during fiscal year 1998.

                            INDIVIDUAL GRANTS
                       ---------------------------                              POTENTIAL REALIZABLE VALUE AT
                                       % OF TOTAL                                  ASSUMED ANNUAL RATES OF
                        NUMBER OF     OPTIONS/SARS                              STOCK PRICE APPRECIATION FOR
                        SECURITIES     GRANTED TO                                      OPTION TERM(3)
                        UNDERLYING    EMPLOYEES IN   EXERCISE OR                -----------------------------
                       OPTIONS/SARS   FISCAL YEAR    BASE PRICE    EXPIRATION        5%              10%
NAME                    GRANTED(1)        (2)          ($/SH)         DATE           ($)             ($)
----                   ------------   ------------   -----------   ----------   -------------   -------------
Steve Y. Kim.........    300,000          2.21%        $15.25       1/13/2008    $2,877,193      $7,291,372
                         300,000(4)       2.21%        $10.50       1/13/2008    $1,811,719      $4,501,962
Yuri Pikover.........    150,000          1.10%        $15.25       1/13/2008    $1,438,596      $3,645,686
                         150,000(4)       1.10%        $10.50       1/13/2008    $  905,860      $2,250,981
John Bailey..........    150,000          1.10%        $15.25       1/13/2008    $1,438,596      $3,645,686
                          50,000          0.37%        $10.69      10/13/2008    $  336,065      $  851,656
                         150,000(4)       1.10%        $10.50       1/13/2008    $  905,860      $2,250,981
Rene Arvin...........    115,500(4)       0.84%        $10.50       2/21/2006    $  528,959      $1,246,856
                          15,000(4)       0.11%        $10.50        4/2/2007    $   81,281      $  197,566
                         169,500(4)       1.25%        $10.50      10/27/2007    $  994,545      $2,456,443
                          20,000          0.15%        $10.69      10/13/2008    $  134,426      $  340,662
Dale J. Bartos.......     30,000          0.22%        $26.63       4/14/2008    $  502,424      $1,273,241
                          20,000          0.15%        $10.69      10/13/2008    $  134,426      $  340,662
                          30,000(4)       0.22%        $10.50       4/14/2008    $  187,311      $  468,801
                          80,000(4)       0.65%        $10.50       1/27/2007    $  473,993      $1,151,325
                          20,000(4)       0.15%        $10.50        4/2/2007    $  108,374      $  263,421

---------------
(1) The options granted to the Named Executive Officers have a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company. The options vest over a two, four or five year period following the date of grant with 1/24th, 1/48th or 1/60th of the shares vesting per month in equal monthly installments except for the performance options, which are vested when certain milestones are reached. See "Certain Relationships and Related Transactions" for further information.

(2) Total number of options granted by the Company to employees for the fiscal year 1998 is 13,595,541. This amount includes 8,352,184 options that were cancelled and reissued in connection with its repricing program.

(3) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the option term will be at the 5% or 10% levels or at any defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants.

(4) Represents the options repriced as of September 21, 1998; the repriced options are treated as newly granted.

REPRICING OF OPTIONS

     In order to reincentivize its employees, the Company Board, upon recommendation of the Compensation Committee, in September 1998 approved an option repricing program pursuant to which employees could surrender options granted by the Company having exercise prices greater than $10.50 per share and receive in the place of such surrendered options new options having an exercise price of $10.50 per share, the fair market value of the Common Stock on the date the Company Board approved such repricing and the date of grant. The new options issued pursuant to this repricing program were subject to the same vesting provisions as the surrendered options. The following table sets forth certain information as of December 31, 1998 with respect to the repricing of certain stock options held by the Company's executive officers since the Company's initial public offering.

                           TEN-YEAR OPTION REPRICINGS

                                         NUMBER OF                                                LENGTH OF
                                        SECURITIES        MARKET        EXERCISE                   ORIGINAL
                                        UNDERLYING       PRICE OF       PRICE AT                 OPTION TERM
                                       OPTIONS/SAR's     STOCK AT       TIME OF        NEW       REMAINING AT
                                        REPRICED OR      TIME OF      REPRICING OR   EXERCISE      DATE OF
                                          AMENDED      REPRICING OR    AMENDMENT      PRICE      REPRICING OR
NAME AND PRINCIPAL POSITION   DATE          (#)        AMENDMENT($)       ($)          ($)        AMENDMENT
---------------------------  -------   -------------   ------------   ------------   --------   --------------
Steve Y. Kim.............    9/21/98      300,000        $  10.50        $15.25      $  10.50   9 yrs 114 days
CEO, President and Chairman
of the Board
Yuri Pikover.............    9/21/98      150,000        $  10.50        $15.25      $  10.50   9 yrs 114 days
Executive VP, Business
Development
Rene Arvin...............    7/23/97      110,000        $  15.81        $20.00      $  15.81   8 yrs 213 days
VP of Worldwide Sales        7/23/97       20,500        $  16.13        $15.81      $  15.81   9 yrs 253 days
                             9/21/98      110,000        $  10.50        $15.81      $  10.50   7 yrs 151 days
                             9/21/98      169,500        $  10.50        $14.50      $  10.50   9 yrs 36 days
                             9/21/98       20,500        $  10.50        $15.81      $  10.50   8 yrs 191 days
John Bailey..............    9/21/98      150,000        $  10.50        $15.25      $  10.50   9 yrs 114 days
VP/CTO and General Manager,
Enterprise Div.
Dale Bartos..............    7/23/97      100,000        $  15.81        $28.12      $  15.81   9 yrs 188 days
VP and Chief                 7/23/97       20,000        $  15.81        $16.13      $  15.81   9 yrs 253 days
Financial Officer            9/21/98       30,000        $  10.50        $26.63      $  10.50   9 yrs 203 days
                             9/21/98       88,000        $  10.50        $15.81      $  10.50   8 yrs 126 days
                             9/21/98       20,000        $  10.50        $15.81      $  10.50   8 yrs 191 days
Thomas S. Burns..........    9/21/98       50,000        $  10.50        $15.25      $  10.50   9 yrs 50 days
VP of Finance
Phil Lichtenberger(1)....    7/23/97        7,282        $15.8125        $39.00      $  15.81   8 yrs 361 days
                             7/23/97       32,718        $15.8125        $44.87      $  15.81   9 yrs 91 days

---------------
(1) Mr. Lichtenberger resigned from his position as Vice President of Manufacturing of the Company in September 1997.

  Aggregated Option Exercises in Fiscal Year 1998 and Fiscal Year-End Option Values

     The following table sets forth information for the Named Executive Officers with respect to exercises in fiscal year 1998 of options to purchase Common Stock of the Company.

                                                                NUMBER OF         VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS        IN-THE-MONEY
                             SHARES                            AT 12/31/98         OPTIONS AT 12/31/98
                           ACQUIRED ON        VALUE           (EXERCISABLE/           (EXERCISABLE/
NAME                        EXERCISE        REALIZED        UNEXERCISABLE)(1)       UNEXERCISABLE)(2)
----                       -----------    -------------    -------------------    ---------------------
Steve Y. Kim.............          0      $        0.00      210,500/349,500      $3,169,399/$3,570,601
Yuri Pikover.............          0      $        0.00       22,917/127,083        $174,742/$969,008
Rene Arvin...............          0      $        0.00      129,525/190,475       $987,316/$1,448,934
John Bailey(3)...........    134,000      $   3,698,525      125,333/171,667      $1,942,804/$1,752,446
Dale Bartos(4)...........     12,000      $     157,375       41,333/116,667        $314,852/$886,148

---------------
(1) No stock appreciation rights (SAR) were outstanding during fiscal year 1998.

(2) Based on the closing price of the Company's Common Stock as reported on the Nasdaq National Market on December 31, 1998 of $18.125 per share minus the exercise price of the options.

(3) Value realized is calculated based on the closing price of the Company's Common Stock as reported on the Nasdaq National Market on the date of exercise ($20.07 on February 13, 1998 and $30.25 on May 4, 1998) minus the exercise price(s) of the option ($0.06 and $0.10) and does not necessarily indicate that the optionee sold such stock.

(4) Value realized is calculated based on the closing price of the Company's Common Stock as reported on the Nasdaq National Market on the date of exercise ($28.93 on April 22, 1998) minus the exercise price of the option ($15.8125) and does not necessarily indicate that the optionee sold such stock.

                               PERFORMANCE GRAPH

     The following graph summarizes cumulative total shareholder return data (assuming reinvestment of dividends) for the period since the Common Stock was first registered under Section 12 of the Exchange Act (March 11, 1996). The graph assumes that $100 was invested (i) on March 12, 1996 in the Common Stock of Xylan Corporation at a price per share of $26.00, the date on which and the price at which such stock was first offered to the public, (ii) on February 29, 1996 in Standard & Poor's 500 Index and (iii) on February 29, 1996 in Standard & Poor's Technology Sector Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

               COMPARISON OF 34 MONTH CUMULATIVE TOTAL RETURN(1)
                   AMONG XYLAN CORPORATION, THE S&P 500 INDEX
                      AND THE S&P TECHNOLOGY SECTOR INDEX
[COMPARISON CHART]

                                                    XYLAN CORPORATION             S&P 500 INDEX           S&P TECHNOLOGY SECTOR
                                                    -----------------             -------------           ---------------------
3/12/96(1)                                               100.00                      100.00                      100.00
12/31/96                                                 109.00                      118.00                      130.00
12/31/97                                                  58.00                      157.00                      164.00
12/31/98                                                  70.00                      202.00                      284.00

---------------
(1) $100 invested on 3/12/96 in stock or on 2/29/96 in Indices, including reinvestment of dividends. Fiscal year ending December 31.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In October 1997, the Company Board approved acceleration of vesting of stock options held by executive officers and certain key employees of the Company in the event such individuals are terminated in connection with a change in the Company's control through Change of Control Agreements. In such event, each stock option to purchase the Company's Common Stock and held by such individuals on the date of termination becomes immediately vested on the date of termination as to that number of shares that would have vested in accordance with the terms of their respective option grants for: (i) two years after the date of change of control if such individual had been employed by the Company for at least two years as of the change of control, or (ii) one year after the date of change of control if such individual had been so employed for less than two years as of the change of control.

     During fiscal 1997, the Company advanced Dale J. Bartos, the Company's Vice President and Chief Financial Officer, a total of $350,000 to assist Mr. Bartos in financing the purchase of a home in California. Mr. Bartos previously resided in Arizona, and upon the sale of Mr. Bartos' home in Arizona, the loan will be repaid to the Company. The loan was subsequently repaid.

     Except as described above, to date, the Company has made no loans to officers, directors, principal shareholders or other affiliates or other than advances of reimbursable expenses. All future transactions, including loans (if any), between the Company and its officers, directors and principal shareholders and their affiliates will be approved by a majority of the Company Board, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

     In January 1997, Brentwood VI Management Partners, L.P., whose general partners are also general partners of Brentwood VI Ventures, L.P., the general partner of Brentwood Associates VI, L.P., provided a car to Steve Y. Kim valued at $139,827. John Walecka, a general partner of Brentwood VI Ventures, L.P., the general partner of Brentwood Associates VI, L.P., is a director of the Company.

     The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     In connection with the Merger Agreement executed on March 1, 1999, Messrs. Kim, Pikover and Walecka entered into Shareholder Agreements and Mr. Kim entered into an Employment Agreement effective as of the closing of the Merger, as described in the Schedule 14D-9 to which this Annex A is attached. As a condition of the Merger and as part of the Shareholder Agreements, Messrs. Kim and Pikover have agreed to terminate their Change of Control Agreements and waive the benefits thereof upon the closing of the Merger.

     In February 1999, the Board of Directors of the Company agreed (i) to accelerate the vesting of certain performance-milestone based option grants to Messrs. Kim and Pikover for 100,000 and 50,000 shares, respectively, upon the closing of the Merger, (ii) to accelerate the vesting of all option grants under the Company's 1996 Directors' Stock Option Plan, and (iii) to have the Company pay the reasonable legal fees and expenses for Messrs. Kim and Pikover in connection with the negotiation of their Shareholder Agreements and Mr. Kim's Employment Agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and holders of more than ten percent of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge and based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1998, the Company's officers, directors and holders of more than ten percent of the Company's Common Stock complied with all Section 16(a) filing requirements.

MORGAN STANLEY DEAN WITTER
                                                   2725 SAND HILL ROAD
                                                   BUILDING C -- SUITE 200
                                                   MENLO PARK, CALIFORNIA 94025
                                                   (650) 234-5500

                                                                   March 1, 1999

Board of Directors
Xylan Corporation
26707 West Agoura Road
Calabasas, CA 91302

Members of the Board:

We understand that Xylan Corporation ("Xylan"), Alcatel and Zeus Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Alcatel, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of March 1, 1999 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Tender Offer") for any and all outstanding shares of common stock, par value U.S. $0.001 per share, of Xylan (the "Xylan Common Stock") for U.S. $37.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Merger Sub with and into Xylan. Pursuant to the Merger, Xylan will become a wholly-owned subsidiary of Alcatel and each outstanding share of Xylan Common Stock, other than shares held in treasury or held by Alcatel or any affiliate of Alcatel or Xylan or as to which dissenters' rights have been perfected, will be converted into the right to receive $37.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that (i) approximately 6.6% of the outstanding shares of Xylan Common Stock is owned by Alcatel; and (ii) that the shares owned by certain senior executives of Xylan are subject to certain restrictions on transfers to purchasers other than affiliates of Alcatel and rights of first refusal with affiliates of Alcatel under the terms of the 1995 Shareholder Agreement (the "Shareholder Agreement") entered into between such executives and an affiliate of Alcatel.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Xylan Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Alcatel and its affiliates).

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of Xylan;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning Xylan prepared by the management of Xylan;

     (iii) discussed the past and current operations and financial condition and the prospects of Xylan with senior executives of Xylan;

     (iv) reviewed the reported prices and trading activity for the Xylan Common Stock;

     (v) compared the financial performance of Xylan and the prices and trading activity of the Xylan Common Stock with that of certain other publicly-traded companies and their securities;

     (vi) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (vii) reviewed and discussed with the senior management of Xylan the strategic rationale for the Merger and certain alternatives to the Merger;

     (viii) participated in discussions and negotiations among representatives of Xylan and Alcatel and their financial and legal advisors;

     (ix)   reviewed the draft Merger Agreement and certain related documents;

Board of Directors
March 1, 1999                                         MORGAN STANLEY DEAN WITTER
Page 2
     (x)   reviewed the Shareholder Agreement; and

     (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Xylan. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company, nor have we been furnished with such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of Xylan in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and its affiliates have provided financing services for Xylan and have received fees for the rendering of these services. In addition, Morgan Stanley and its affiliates have provided financial advisory and financing services for Alcatel and have received fees for the rendering of these services. In the ordinary course of our business we may actively trade the securities of Xylan and Alcatel for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of Xylan and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Xylan with the Securities and Exchange Commission in respect of the transaction. In addition, we express no recommendation or opinion as to whether the holders of Xylan Common Stock should accept the Tender Offer or how such holders should vote at any shareholders' meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of Xylan Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Alcatel and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:   /s/ NICHOLAS D. OSBORNE
                                          --------------------------------------
                                          Nicholas D. Osborne
                                          Principal

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            EXHIBIT NAME
-------                           ------------
Exhibit 1   Form of Offer to Purchase, dated March 8, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's
            Tender Offer Statement on Schedule 14D-1 dated March 8,
            1999, as amended (the "Schedule 14D-1")).
Exhibit 2   Form of Letter of Transmittal (incorporated by reference to
            Exhibit (a)(2) to the Schedule 14D-1).
Exhibit 3   Agreement and Plan of Merger, dated as of March 1, 1999,
            among Xylan Corporation, Zeus Acquisition Corp., and Alcatel
            (incorporated by reference to Exhibit (c)(1) to the Schedule
            14D-1).
Exhibit 4   Stock Option Agreement, dated as of March 1, 1999, among
            Xylan Corporation, Zeus Acquisition Corp., and Alcatel
            (incorporated by reference to Exhibit (c)(5) to the Schedule
            14D-1).
Exhibit 5   1995 Shareholder Agreement, dated March 13, 1995, between
            Alcatel Data Networks S.A., Brentwood Associates VI, L.P.,
            Crosspoint Venture Partners 93, Crosspoint 1993
            Entrepreneurs Fund, Norwest Equity Partners IV, U.S. Venture
            Partners IV, L.P., Second Ventures II, L.P., USVP
            Entrepreneur Partners II, L.P., Steve Y. Kim, and Yuri
            Pikover (incorporated by reference to Exhibit (c)(6) to the
            Schedule 14D-1.
Exhibit 6   Letter to Shareholders of Xylan Corporation dated March 8,
            1999.*
Exhibit 7   Shareholder Agreement between Alcatel, Zeus Acquisition
            Corp., Yuri Pikover and Pikover 1995 Irrevocable Trust,
            Pikover Trust, and Pikover Irrevocable Children's Trust
            dated as of March 1, 1999 (incorporated by reference to
            Exhibit (c)(3) to the Schedule 14D-1).
Exhibit 8   Shareholder Agreement between Alcatel, Zeus Acquisition
            Corp., Steve Y. Kim and Steve Y. Kim Living Trust and Kim
            Irrevocable Children's Trust dated as of March 1, 1999
            (incorporated by reference to Exhibit (c)(2) to the Schedule
            14D-1).
Exhibit 9   Shareholder Agreement between Alcatel, Zeus Acquisition
            Corp., and John Walecka dated as of March 1, 1999
            (incorporated by reference to Exhibit (c)(4) to the Schedule
            14D-1).
Exhibit 10  Employment Agreement between Zeus Acquisition Corp. and
            Steve Y. Kim dated as of March 1, 1999.
Exhibit 11  Press Release issued March 2, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 12  International Distributor Agreement between the Company and
            Alcatel Data Networks S.A., dated as of March 13, 1995.(A)
Exhibit 13  Product and Technology Agreement between the Company and
            Alcatel Data Networks S.A., dated as of March 13, 1995.(A)
Exhibit 14  Form of Change of Control Agreement.(B)
Exhibit 15  Preferred Shares Rights Agreement, dated as of April 17,
            1997, between Xylan Corporation and BankBoston N.A. (f/k/a
            The First National Bank of Boston), including the
            Certificate of Determination of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock, the
            form of Rights Certificate and the Summary of Rights
            attached thereto as Exhibits A, B and C, respectively.(C)
Exhibit 16  Amendment No. 1 to Preferred Shares Rights Agreement, dated as of March 1, 1999.(D)

Exhibit 17       Complaint filed March 2, 1999, in Daniel W. Krasner v. Xylan Corporation, et. al.
ANNEX A          INFORMATION STATEMENT*
ANNEX B          OPINION OF MORGAN STANLEY & CO. INCORPORATED*

---------------
 *  Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.

(B) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on March 31, 1998.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on April 18, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on March 8, 1999.

                                       30